Novartis Fourth Quarter and Full Year 2023

Condensed financial report – supplementary data

NOVARTIS | Reimagining Medicine

Novartis Fourth Quarter and Full Year 2023 Condensed Financial Report – Supplementary Data

INDEX
Page
COMPANY OPERATING PERFORMANCE REVIEW
Continuing operations
4
Discontinued operations
11
Total Company
11
COMPANY CASH FLOW AND BALANCE SHEET
12
INNOVATION REVIEW
16
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Consolidated income statements
18
Consolidated statements of comprehensive income
20
Consolidated balance sheets
21
Consolidated statements of changes in equity
22
Consolidated statements of cash flows
24
Notes to condensed consolidated financial statements, including update on legal proceedings
26
SUPPLEMENTARY INFORMATION
49
CORE RESULTS - Reconciliation from IFRS® Accounting Standards results to non-IFRS measure core results
51
Total Company
52
Discontinued operations
54
FREE CASH FLOW
56
ADDITIONAL INFORMATION
Net debt
59
Share information
59
Effects of currency fluctuations
60
DISCLAIMER
61

Company
Key figures
Fourth quarter and full year
(USD millions unless indicated otherwise)	Q4 2023 USD m	Q4 2022 USD m	% change USD	% change cc 1	FY 2023 USD m	FY 2022 USD m	% change USD	% change cc 1

Net sales from continuing operations	11 423	10 576	8	10	45 440	42 206	8	10

Other revenues	353	390	-9	-11	1 220	1 255	-3	-3

Cost of goods sold	-3 022	-3 041	1	3	-12 472	-11 582	-8	-6

Gross profit from continuing operations	8 754	7 925	10	14	34 188	31 879	7	11

Selling, general and administration	-3 444	-3 183	-8	-8	-12 517	-12 193	-3	-3

Research and development	-2 567	-2 216	-16	-12	-11 371	-9 172	-24	-22

Other income	450	155	190	172	1 772	696	155	147

Other expense	-611	-926	34	36	-2 303	-3 264	29	31

Operating income from continuing operations	2 582	1 755	47	68	9 769	7 946	23	39

% of net sales	22.6	16.6			21.5	18.8

Loss from associated companies	-6	-3	-100	-66	-13	-11	-18	1

Interest expense	-217	-207	-5	-12	-855	-800	-7	-11

Other financial income and expense	18	24	-25	nm	222	42	nm	nm

Income before taxes from continuing operations	2 377	1 569	51	74	9 123	7 177	27	45

Income taxes	261	-254	203	219	-551	-1 128	51	44

Net income from continuing operations	2 638	1 315	101	130	8 572	6 049	42	62

Net income from discontinued operations	5 842	151	nm	nm	6 282	906	nm	nm

Net income	8 480	1 466	nm	nm	14 854	6 955	nm	nm

Basic earnings per share from continuing operations (USD)	1.29	0.62	108	140	4.13	2.77	49	70

Basic earnings per share from discontinued operations (USD)	2.85	0.07	nm	nm	3.02	0.42	nm	nm

Total basic earnings per share (USD)	4.14	0.69	nm	nm	7.15	3.19	nm	nm

Net cash flows from operating activities from continuing operations	2 547	3 768	-32		14 220	13 039	9

Non-IFRS measures [1]

Free cash-flow from continuing operations [2]	2 141	3 462	-38		13 160	12 123	9

Core operating income from continuing operations	3 821	3 645	5	13	16 372	14 794	11	18

% of net sales	33.5	34.5			36.0	35.1

Core net income from continuing operations	3 126	2 963	6	11	13 446	11 946	13	19

Core basic earnings per share (USD) from continuing operations	1.53	1.39	10	16	6.47	5.48	18	25

[1] Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 49. Unless otherwise noted, all growth rates in this release refer to same period in prior year.

[2] Effective January 1, 2023, Novartis revised its deﬁnition of free cash ﬂow, to deﬁne free cash ﬂow as net cash ﬂows from operating activities less purchases of property, plant and equipment. To aid in comparability, the prior year free cash flow amounts have been revised to conform with the new free cash flow definition. See page 49 of the Condensed Financial Report.

nm = not meaningful

Strategy update
Our focus
During 2023, Novartis completed our transformation into a “pure-play” Innovative Medicines business. We have a clear focus on four core therapeutic areas (cardiovascular-renal-metabolic, immunology, neuroscience and oncology), with multiple significant in-market and pipeline assets in each of these areas, that address high disease burden and have substantial growth potential. In addition to two established technology platforms (chemistry and biotherapeutics), three emerging platforms (gene & cell therapy, radioligand therapy and xRNA) are being prioritized for continued investment into new R&D capabilities and manufacturing scale. Geographically, we are focused on growing in our priority geographies - the US, China, Germany and Japan.
Our priorities
Accelerate growth: Renewed attention to deliver high-value medicines (NMEs) and focus on launch excellence, with a rich pipeline across our core therapeutic areas.
Deliver returns: Continuing to embed operational excellence and deliver improved financials. Novartis remains disciplined and shareholder-focused in our approach to capital allocation, with substantial cash generation and a strong capital structure supporting continued flexibility.
Strengthening foundations: Unleashing the power of our people, scaling data science and technology and continuing to build trust with society.
Financials
Following the September 15, 2023, shareholders’ approval of the spin-off of the Sandoz business the Company reported its consolidated financial statements for the current and prior years as “continuing operations” and “discontinued operations.”
Continuing operations include the retained business activities of Novartis, comprising the Innovative Medicines Division and the continuing corporate activities. Discontinued operations include the Sandoz Division and selected portions of corporate activities attributable to Sandoz’s business, as well as certain expenses related to the spin-off.
Following the spin-off of the Sandoz business, Novartis operates as a single global operating segment focused innovative medicines company.
The commentary below focuses on continuing operations. We also provide information on discontinued operations, which mainly includes Sandoz and allocated corporate activities.
Continuing operations
Fourth quarter
Net sales
Net sales were USD 11.4 billion (+8%, +10% cc) with volume contributing 13 percentage points to growth. Generic competition had a negative impact of 3 percentage points and pricing had no impact. Sales in the US were USD 4.8 billion (+13%) and in the rest of the world USD 6.6 billion (+5%, +8% cc).
Sales growth was mainly driven by continued strong performance from Entresto (USD 1.6 billion, +27%, +26% cc), Kisqali (USD 610 million, +71%, +76% cc), Kesimpta (USD 641 million, +74%, +73% cc), Cosentyx (USD 1.3 billion, +21%, +21% cc) and Pluvicto (USD 273 million, +53%, +53% cc), partly offset by generic competition mainly for Gilenya and Xiidra divestment.
In the US (USD 4.8 billion, +13%), sales growth was mainly driven by Entresto, Kisqali, Kesimpta, Cosentyx and Pluvicto, partly offset by Xiidra divestment and the impact of generic competition on Gilenya. In Europe (USD 3.7 billion, +3%, +2% cc), sales growth was mainly driven by Kesimpta, Entresto and Kisqali, partly offset by increased generic competition for Lucentis and Gilenya. Sales in emerging growth markets were USD 2.8 billion (+7%, +18% cc) including 0.8 billion sales from China (+37%, +38% cc).

Operating income
Operating income was USD 2.6 billion (+47%, +68% cc), mainly driven by higher net sales and lower restructuring charges, partly offset by higher SG&A and R&D investments. Operating income margin was 22.6% of net sales, increasing 6.0 percentage points (+8.7 percentage points in cc).
Core adjustments were USD 1.2 billion, mainly due to amortization and impairments, compared to USD 1.9 billion in prior year. Core adjustments decreased compared to prior year, mainly due to lower restructuring charges.
Core operating income was USD 3.8 billion (+5%, +13% cc), mainly driven by higher net sales, partly offset by higher SG&A and R&D investments. Core operating income growth in USD was impacted by negative 2 percentage points from the effect of mid-December currency devaluation in Argentina1. Core operating income margin was 33.5% of net sales, decreasing 1.0 percentage point (+1.0 percentage point cc). Other revenue as a percentage of sales increased by 0.1 percentage points (cc). Core cost of goods sold as a percentage of sales decreased by 0.2 percentage points (cc). Core R&D expenses as a percentage of net sales decreased by 1.1 percentage points (cc). Core SG&A expenses as a percentage of net sales decreased by 0.1 percentage point (cc). Core other income and expense as a percentage of net sales decreased the margin by 0.5 percentage points (cc).
Interest expense and other financial income/expense
Interest expense amounted to USD 217 million and other ﬁnancial income and expense to an income of USD 18 million, both broadly in line with prior year.
Core other ﬁnancial income and expense amounted to an income of USD 137 million compared to USD 50 million in the prior year, mainly due to lower currency losses.
Income taxes
The tax rate for continuing operations in the fourth quarter was -11.0% compared to 16.2% in the prior year. The current year tax rate was favorably impacted by the effect of tax benefits from the write-down in investments in subsidiaries, non-taxable net gains on unrealized foreign currency results, recognition of deferred tax assets on prior years tax loss carryforwards, other items including impact of tax rate changes, and the effect of adjusting to the full year actual tax rate, which was lower than previously estimated. Excluding these impacts the current year tax rate would have been 14.5%. The decrease from the prior year was mainly the result of a change in proﬁt mix.
The core tax rate for continuing operations (core taxes as a percentage of core income before tax) was 16.3% compared to 15.0% in the prior year. The current and prior year core tax rates were both impacted by the effect of adjusting to the full year actual core tax rate. Excluding these impacts, the current and prior year tax rate would have been 15.7% and 15.6% respectively.
Net income, EPS and free cash flow
Net income was USD 2.6 billion (+101%, +130% cc), mainly driven by higher operating income and non-recurring favorable tax impacts. EPS was USD 1.29 (+108%, +140% cc), growing faster than net income, benefiting from lower weighted average number of shares outstanding.
Core net income was USD 3.1 billion (+6%, +11% cc), mainly due to higher core operating income. Core EPS was USD 1.53 (+10%, +16% cc), growing faster than core net income benefiting from lower weighted average number of shares outstanding.
Free cash flow from continuing operations amounted to USD 2.1 billion (-38% USD), compared with USD 3.5 billion in the prior year quarter driven by lower net cash flows from operating activities.
1 IFRS Accounting Standards requires for our Argentina subsidiary, as it operates in a hyperinflation economy, to translate for consolidation purposes their full year income statement to our USD presentation currency using the ARS closing rate, and not using the average exchange rate for the period. This results in the 9-months and the Q4 devaluation impact being recognized in Q4.

Full year
Net sales
Net sales were USD 45.4 billion (+8%, +10% cc) with volume contributing 16 percentage points to growth. Generic competition had a negative impact of 4 percentage points and pricing had a negative impact of 2 percentage points. Sales in the US were USD 18.0 billion (+13%) and in the rest of the world USD 27.5 billion (+5%, +8% cc).
Sales growth was mainly driven by continued strong performance from Entresto (USD 6.0 billion, +30%, +31% cc), Kesimpta (USD 2.2 billion, +99%, +99% cc), Kisqali (USD 2.1 billion, +69%, +75% cc), Pluvicto (USD 980 million, +262%, +261% cc) and Scemblix (USD 413 million, +177%, +179% cc), partly offset by generic competition mainly for Gilenya.
In the US (USD 18.0 billion, +13%), sales growth was mainly driven by Entresto, Pluvicto, Kesimpta, Kisqali, Scemblix and Leqvio, partly offset by the impact of generic competition on Gilenya. In Europe (USD 15.0 billion, +4%, +4% cc), sales growth was driven by Kesimpta, Entresto, Kisqali, Cosentyx and Leqvio, partly offset by increased generic competition for Lucentis and Gilenya. Sales in emerging growth markets were USD 11.7 billion (+8%, +17% cc), including USD 3.3 billion sales from China (+11%, +17% cc).
Operating income
Operating income was USD 9.8 billion (+23%, +39% cc), mainly driven by higher net sales, lower restructuring charges, and income from legal matters, partly offset by higher impairments and higher SG&A and R&D investments. Operating income margin was 21.5% of net sales, increasing 2.7 percentage points (+5.0 percentage points in cc).
Core adjustments were USD 6.6 billion, mainly due to amortization and impairments, compared to USD 6.8 billion in prior year. Core adjustments decreased compared to prior year, mainly due to lower restructuring charges, other income from legal matters, partly offset by higher impairments.
Core operating income was USD 16.4 billion (+11%, +18% cc), mainly driven by higher net sales, partly offset by higher SG&A and R&D investments. Core operating income margin was 36.0% of net sales, increasing 0.9 percentage points (+2.4 percentage points cc). Other revenue as a percentage of sales decreased by 0.2 percentage points (cc). Core cost of goods sold as a percentage of sales increased by 0.1 percentage points (cc). Core R&D expenses as a percentage of net sales decreased by 1.3 percentage points (cc). Core SG&A expenses as a percentage of net sales decreased by 1.6 percentage points (cc). Core other income and expense as a percentage of net sales decreased the margin by 0.2 percentage points (cc).
Interest expense and other financial income/expense
Interest expense amounted to USD 855 million, broadly in line with prior year.
Other ﬁnancial income and expense amounted to an income of USD 222 million compared to USD 42 million in the prior year, mainly due to higher interest income partly offset by higher net losses from the impact of IAS 29 “Financial reporting in Hyperinflation Economies.”
Core other ﬁnancial income and expense amounted to an income of USD 430 million compared to USD 140 million in the prior year, mainly due to higher interest income.
Income taxes
The tax rate was 6.0% compared to 15.7% in the prior year period. The current year tax rate was favorably impacted by the effect of tax benefits from the write-down of investments in subsidiaries, non-taxable net gains on unrealized foreign currency results, recognition of deferred tax assets on prior years tax loss carryforwards, non-taxable income related to legal matters, and other items including impact of tax rate changes. Excluding these impacts, the current year tax rate would have been 15.3% compared with 15.7% in the prior year period. The decrease from the prior year was mainly the result of a change in proﬁt mix.
The core tax rate (core taxes as a percentage of core income before tax) was 15.6% compared to 15.4% in the prior year period. The increase from the prior year was mainly the result of a change in profit mix.

Net income, EPS and free cash flow
Net income was USD 8.6 billion (+42%, +62% cc), mainly driven by higher operating income and non-recurring favorable tax impacts. EPS was USD 4.13 (+49%, +70% cc), growing faster than net income, benefiting from lower weighted average number of shares outstanding.
Core net income was USD 13.4 billion (+13%, +19% cc), mainly due to higher core operating income. Core EPS was USD 6.47 (+18%, +25% cc), growing faster than core net income, benefiting from lower weighted average number of shares outstanding.
Free cash flow from continuing operations amounted to USD 13.2 billion (+9% USD), compared with USD 12.1 billion in 2022 driven by higher net cash flows from operating activities.
Product commentary (relating to Q4 performance)
Cardiovascular, RENAL and METABOLIC
	Q4 2023	Q4 2022	% change	% change	FY 2023	FY 2022	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Cardiovascular, renal and metabolic
Entresto	1 635	1 291	27	26	6 035	4 644	30	31

Leqvio	123	42	193	190	355	112	217	217

Other	1		nm	nm	1		nm	nm

Total cardiovascular, renal and metabolic	1 759	1 333	32	32	6 391	4 756	34	36

nm = not meaningful
Entresto (USD 1 635 million, +27%, +26% cc) sustained robust demand-led growth. In the US and Europe, Entresto penetration grew through the continued adoption of guideline-directed medical therapy in heart failure. In China and Japan, Entresto volume growth is fueled by heart failure as well as increased penetration in hypertension. In the US, Novartis is in ANDA litigation with generic manufacturers. Novartis has appealed to reverse the negative US district court decision to uphold the validity of its combination patent covering Entresto and combinations of sacubitril and valsartan, which expires in 2025 (with pediatric exclusivity). No generics have tentative or final approval in the US. Any US commercial launch of a generic Entresto product prior to the final outcome of Novartis combination patent appeal, or ongoing litigations involving other patents, may be at risk of later litigation developments.
Leqvio (USD 123 million, +193%, +190% cc) launch in the US and other markets is ongoing, with focus on patient on-boarding, removing access hurdles and enhancing medical education. Leqvio is now approved in 94 countries. Novartis obtained global rights to develop, manufacture and commercialize Leqvio under a license and collaboration agreement with Alnylam Pharmaceuticals.
Immunology
	Q4 2023	Q4 2022	% change	% change	FY 2023	FY 2022	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Immunology
Cosentyx	1 303	1 080	21	21	4 980	4 788	4	5

Xolair [1]	378	323	17	16	1 463	1 365	7	9

Ilaris	376	301	25	29	1 355	1 133	20	22

Other						1	nm	nm

Total immunology	2 057	1 704	21	21	7 798	7 287	7	8

[1] Net sales reflect Xolair sales for all indications.
nm = not meaningful
Cosentyx (USD 1 303 million, +21%, +21% cc) US sales grew (+17%) and ex-US sales (+26% cc), benefitting from lower prior year base (including revenue deduction adjustments in the US). US growth was also driven by recent new indication (HS) and formulation (IV) launches in addition to volume growth of base business (PsO, SpA). Ex-US growth was also driven by robust demand led volume growth, including a lower prior year base in China, as well as the hidradenitis suppurativa (HS) indication launch. Since initial approval in 2015, Cosentyx has shown sustained efficacy and a robust safety profile, treating more than 1 million patients across six systemic inflammatory conditions. Cosentyx is now approved to treat HS in adults in more than 60 countries worldwide, including the EU as of Q2

2023 and the US as of October 2023. FDA approved Cosentyx intravenous formulation for the treatment of adults with psoriatic arthritis, ankylosing spondylitis, and non-radiographic axial spondyloarthritis in October 2023.
Xolair (USD 378 million, ex-US +17%, +16% cc) sales grew across all regions. In November 2023, Novartis received EU approval for the six new Xolair product configurations, including auto injectors and a new 300 mg strength. Novartis co-promotes Xolair with Genentech in the US and shares a portion of revenue as operating income but does not record any US sales.
Ilaris (USD 376 million, +25%, +29% cc) sales grew across all regions. Contributors to growth include strong performance in the Periodic Fever Sydrome (PFS) and Still’s disease indications (SJIA/AOSD) in the US, Europe and Japan, as well as in key markets worldwide.
Neuroscience
	Q4 2023	Q4 2022	% change	% change	FY 2023	FY 2022	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Neuroscience
Kesimpta	641	369	74	73	2 171	1 092	99	99

Zolgensma	286	309	-7	-4	1 214	1 370	-11	-9

Mayzent	106	99	7	7	392	357	10	10

Aimovig	69	59	17	14	266	218	22	21

Other						1	nm	nm

Total neuroscience	1 102	836	32	33	4 043	3 038	33	34

nm = not meaningful
Kesimpta (USD 641 million, +74%, +73% cc) sales grew across all regions driven by increased demand and strong access. Kesimpta is a high efficacy B-cell therapy, with a favorable safety and tolerability profile and an at home self-administration for a broad population of RMS patients. Kesimpta is now approved in 87 countries with more than 85,000 patients treated.
Zolgensma (USD 286 million, -7%, -4% cc). Established markets are treating mainly incident patients. Sales declined due to fewer incident patient treatments. Zolgensma is now approved in 51 countries with more than 3,700 patients treated globally through clinical trials, early access programs and in the commercial setting.
Mayzent (USD 106 million, +7%, +7% cc) sales grew mainly in Europe. Sales continued to grow in patients with multiple sclerosis showing signs of progression despite being on other treatments.
Aimovig (USD 69 million, ex-US, ex-Japan +17%, +14% cc) sales grew mainly in Europe driven by increased demand in migraine prevention. Novartis commercializes Aimovig ex-US, ex-Japan, while Amgen retains all rights in the US and in Japan.

ONCOLOGY
	Q4 2023	Q4 2022	% change	% change	FY 2023	FY 2022	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Oncology
Promacta/Revolade	563	540	4	4	2 269	2 088	9	10

Kisqali	610	357	71	76	2 080	1 231	69	75

Tafinlar + Mekinist [1]	486	465	5	7	1 922	1 770	9	11

Tasigna	446	475	-6	-6	1 848	1 923	-4	-3

Jakavi	444	388	14	14	1 720	1 561	10	12

Pluvicto	273	179	53	53	980	271	262	261

Lutathera	147	128	15	13	605	471	28	28

Kymriah	120	139	-14	-14	508	536	-5	-5

Piqray/Vijoice	131	112	17	18	505	373	35	37

Scemblix	125	52	140	143	413	149	177	179

Votrient	77	103	-25	-26	390	474	-18	-17

Adakveo	45	51	-12	-11	195	194	1	0

Tabrecta	41	36	14	13	154	133	16	16

Other					1	2	-50	nm

Total oncology	3 508	3 025	16	17	13 590	11 176	22	23

[1] Majority of sales for Mekinist and Tafinlar are combination, but both can be used as monotherapy.
nm = not meaningful
Promacta/Revolade (USD 563 million, +4%, +4% cc) sales grew mainly in the US driven by increased use in second-line persistent and chronic immune thrombocytopenia and as first-line and/or second-line treatment for severe aplastic anemia, according to the respective label in the countries.
Kisqali (USD 610 million, +71%, +76% cc) sales grew strongly across all regions, based on increasing recognition of its consistently reported overall survival in HR+/HER2- advanced breast cancer. Positive, statistically significant interim and final efficacy results of the iDFS analysis of the early breast cancer pivotal Phase III trial NATALEE were presented at ASCO and SABCS 2023. Additional QOL information presented at ESMO demonstrated that the addition of ribociclib to endocrine therapy did not compromise the QOL of patients. Submissions for approval in early breast cancer were completed in August to EMA and in December to the FDA. Submissions to other regulatory authorities are ongoing. Novartis is in US ANDA litigation with a generic manufacturer.
Tafinlar + Mekinist (USD 486 million, +5%, +7% cc) sales grew mainly in the US and emerging growth markets, partly offset by decline in Europe. Sales growth was driven by demand in BRAF+ adjuvant melanoma and NSCLC indications, while maintaining demand in the highly competitive BRAF+ metastatic melanoma market. In addition, the tumor agnostic indication contributed to growth in the US. Sales in Europe declined mainly due to immune-oncology competition in 1L metastatic setting.
Tasigna (USD 446 million, -6%, -6% cc) sales declined driven by lower demand in Europe.
Jakavi (USD 444 million, ex-US +14%, +14% cc) sales grew in emerging growth markets, Europe and Japan, driven by strong demand in both myelofibrosis and polycythemia vera indications. Incyte retains all rights to ruxolitinib (Jakafi®) in the US.
Pluvicto (USD 273 million, +53%, +53% cc) saw continued sales growth in the US. Pluvicto is the first and only radioligand therapy approved by the FDA for the treatment of adult patients with progressive, PSMA-positive metastatic castration-resistant prostate cancer, who have already been treated with other anticancer treatments (ARPI and taxane-based chemotherapy). Data from the Phase III PSMAfore trial was presented at ESMO. Pluvicto met its primary endpoint with a clinically meaningful and statistically significant benefit in radiographic progression-free survival (rPFS) in patients with prostate-specific membrane antigen (PSMA)-positive metastatic castration-resistant prostate cancer (mCRPC) after treatment with androgen receptor pathway inhibitor (ARPI) therapy, compared to a change in ARPI. In January 2024, Novartis received approval from the FDA for commercial manufacturing of Pluvicto at state-of-the-art radioligand therapy (RLT) manufacturing facility in Indianapolis.
Lutathera (USD 147 million, +15%, +13% cc) sales grew across all regions due to increased demand. The Phase III NETTER-2 trial with Lutathera met its primary endpoint, showing Lutathera is the first radioligand therapy (RLT) to demonstrate clinically meaningful benefit in a first line setting.
Kymriah (USD 120 million, -14%, -14% cc) sales declined mainly in the US and Europe, partly offset by growth in follicular lymphoma indication launch across markets.

Piqray/Vijoice (USD 131 million, +17%, +18% cc) sales grew mainly in the US. In addition to PIK3CA-related overgrowth spectrum (PROS), Piqray is the first therapy specifically developed for the approximately 40% of HR+/HER2- advanced breast cancer patients who have a PIK3CA mutation, associated with a worse prognosis.
Scemblix (USD 125 million, +140%, +143% cc) sales grew across all regions, demonstrating the high unmet need for effective and tolerable treatment options for CML patients, who have been treated with 2 or more tyrosine kinase inhibitors. Scemblix has now been approved in more than 60 countries for Philadelphia chromosome positive (Ph+) CML patients in chronic phase treated with 2 or more TKIs. In January 2024, Novartis announced that the ASC4FIRST trial met both primary endpoints, with clinically meaningful and statistically significant results vs. standard-of-care TKIs in newly diagnosed Ph+CML-CP patients while demonstrating a favorable safety and tolerability profile. Data will be presented at an upcoming medical conference and submitted to regulatory authorities in 2024.
Votrient (USD 77 million, -25%, -26% cc) sales declined due to increased competition, especially from immune-oncology agents in metastatic renal cell carcinoma.
Adakveo (USD 45 million, -12%, -11% cc) sales declined due to withdrawal in Europe. Adakveo remains approved for use by the FDA for the reduction in frequency of vasoocclusive crises (pain crises) in adults and pediatric patients aged 16 years or older with sickle cell disease.
Tabrecta (USD 41 million, +14%, +13% cc) sales grew mainly in the US. Tabrecta is the first therapy approved by the FDA to specifically target metastatic NSCLC with a mutation that leads to MET exon 14 (METex14) skipping in any line of treatment. Novartis obtained global rights to develop, manufacture and commercialize Tabrecta under a license and collaboration agreement with Incyte Corporation.
Established BRANDS
	Q4 2023	Q4 2022	% change	% change	FY 2023	FY 2022	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Established brands
Lucentis	301	398	-24	-25	1 475	1 874	-21	-20

Sandostatin	316	305	4	5	1 314	1 238	6	8

Gilenya	154	346	-55	-55	925	2 013	-54	-54

Exforge Group	156	159	-2	-1	713	743	-4	-1

Galvus Group	153	209	-27	-17	692	859	-19	-11

Diovan Group	147	142	4	6	613	652	-6	-1

Gleevec/Glivec	128	175	-27	-25	561	745	-25	-22

Afinitor/Votubia	97	106	-8	-7	408	512	-20	-18

Contract manufacturing [1]	302	313	-4	-5	1 490	1 200	24	22

Other [1]	1 243	1 525	-18	-11	5 427	6 113	-11	-6

Total established brands [1]	2 997	3 678	-19	-15	13 618	15 949	-15	-12

[1] Effective January 1, 2023, the discontinued operations Sandoz business transferred to Novartis continuing operations its bio-technology manufacturing services to other companies’ activities (included in Contract manufacturing) and the Coartem brand (included in Other). The financial information of the Novartis continuing operations and discontinued operations were adapted accordingly in 2022 and 2021, in compliance with IFRS Accounting Standards. See Note 10 for additional information.

Lucentis (USD 301 million, ex-US -24%, -25% cc) sales declined in Europe, emerging growth markets and Japan, mainly due to competition.
Sandostatin (USD 316 million, +4%, +5% cc) sales grew in emerging growth markets and Europe mainly due to temporary generic supply shortages, partly offset by decline in the US.
Gilenya (USD 154 million, -55%, -55% cc) sales declined due to generic competition mainly in the US and Europe. Novartis is in litigation against a generic manufacturer on the method of treatment patent in the US, and against generic manufacturers on the dosing regimen patent in Europe.
Exforge Group (USD 156 million, -2%, -1% cc) sales declined mainly in Europe.
Galvus Group (USD 153 million, -27%, -17% cc) sales declined mainly in Europe.
Diovan Group (USD 147 million, +4%, +6% cc) sales grew in emerging growth markets.
Gleevec/Glivec (USD 128 million, -27%, -25% cc) sales declined due to increased generic competition.
Afinitor/Votubia (USD 97 million, -8%, -7% cc) sales declined mainly in Europe and emerging growth markets driven by generic competition.

Discontinued operations
Discontinued operations include the Sandoz generic pharmaceuticals and biosimilars division, certain corporate activities attributable to Sandoz prior to the spin-off up to the distribution date of October 3, 2023, and certain other expenses related to the spin-off. Included in 2023 is also the IFRS Accounting Standards non-cash, non-taxable net gain on the distribution of Sandoz Group AG to Novartis AG shareholders of USD 5.9 billion, representing mainly the excess amount of the IFRS Accounting Standards distribution liability, which is the estimated fair value of the Sandoz business distributed to Novartis AG shareholders, over the then carrying value of Sandoz business net assets. There were no operating results for the fourth quarter 2023 following the distribution date. The prior year includes the results for the full period.
Fourth quarter
Net income from discontinued operations amounted to USD 5.8 billion, driven by the IFRS Accounting Standards non-cash, non-taxable, net gain on distribution of Sandoz Group AG to Novartis AG shareholders of USD 5.9 billion, compared to USD 151 million in prior year.
Full year
Discontinued operations net sales in 2023 were USD 7.4 billion, compared to USD 9.4 billion in 2022 and operating income amounted to USD 265 million compared to USD 1.3 billion in 2022.
Net income from discontinued operations in 2023 amounted to USD 6.3 billion, compared to USD 906 million in 2022, driven by the IFRS Accounting Standards non-cash, non-taxable, net gain on distribution of Sandoz Group AG to Novartis AG shareholders, which amounted to USD 5.9 billion.
Total Company
Fourth quarter
Total Company net income was USD 8.5 billion in 2023, compared to USD 1.5 billion in 2022 and basic EPS was USD 4.14 compared to USD 0.69 in prior year, driven by the IFRS Accounting Standards non-cash, non-taxable, net gain on distribution of Sandoz Group AG to Novartis AG shareholders of USD 5.9 billion. Net cash flows from operating activities for total Company amounted to USD 2.5 billion and free cash flow amounted to USD 2.1 billion.
Full year
Total Company, net income amounted to USD 14.9 billion in 2023, compared to USD 7.0 billion in 2022, and basic earnings per share was USD 7.15 compared to USD 3.19 in prior year, driven by the IFRS Accounting Standards non-cash, non-taxable, net gain on distribution of Sandoz Group AG to Novartis AG shareholders of USD 5.9 billion. Net cash flows from operating activities for the total Company amounted to USD 14.5 billion, and free cash flow amounted to USD 13.2 billion.

Company Cash Flow and Balance Sheet
Cash flow
Fourth quarter
Net cash flows from operating activities from continuing operations amounted to USD 2.5 billion, compared with USD 3.8 billion in the prior year quarter. This decrease was driven by higher net income from continuing operations adjusted for non-cash items and other adjustments, including divestment gains being more than offset by unfavorable changes in working capital and higher income taxes paid, mainly due to the timing of income tax payments.
Net cash flows from operating activities from discontinued operations decrease of USD 0.3 billion was due to the distribution (spin-off) of the Sandoz business on October 3, 2023.
Net cash outflows used in investing activities from continuing operations amounted to USD 1.0 billion, compared with USD 1.3 billion in the prior year quarter.
The current year quarter net cash outflows used in investing activities from continuing operations were mainly driven by USD 0.5 billion for net purchases of marketable securities, commodities and time deposits; USD 0.4 billion for purchases of property, plant and equipment; and USD 0.4 billion for purchases of intangible assets. These cash outflows were partly offset by cash inflows of USD 0.2 billion from the sale of property, plant and equipment (including proceeds from the sale and leaseback of real estate); and USD 0.1 billion from the sale of financial assets.
In the prior year quarter, net cash outflows used in investing activities from continuing operations of USD 1.3 billion were driven by USD 0.9 billion for net purchases of marketable securities, commodities and time deposits; USD 0.3 billion for purchases of property, plant and equipment; and USD 0.2 billion for purchases of intangible assets. These cash outflows were partly offset by cash inflows of USD 0.1 billion from the sale of intangible assets.
The current year quarter net cash outflows used in investing activities from discontinued operations amounted to USD 0.7 billion, compared with USD 0.1 billion in the prior year quarter. The current year quarter mainly includes the cash outflow of USD 0.7 billion due to the derecognition of cash and cash equivalents of the Sandoz business, following the distribution (spin-off) on October 3, 2023.
Net cash outflows used in financing activities from continuing operations amounted to USD 0.5 billion, compared with USD 4.1 billion in the prior year quarter.
The current year quarter net cash outflows used in financing activities from continuing operations were mainly driven by USD 1.3 billion for net treasury share transactions; and USD 0.1 billion payments of lease liabilities. These cash outflows were partly offset by cash inflows of USD 0.7 billion from the net increase in current financial debts and other net financing cash inflows of USD 0.2 billion.
In the prior year quarter, net cash outflows used in financing activities from continuing operations of USD 4.1 billion were mainly driven by USD 2.7 billion for net treasury share transactions; and USD 1.2 billion from the net decrease in current financial debts. Payments of lease liabilities and other financing cash flows resulted in a net cash outflow of USD 0.2 billion.
The current year quarter net cash outflows used in financing activities from discontinued operations amounted to USD 0.1 billion, compared with USD 0.1 billion net cash inflows in the prior year quarter.
Free cash flow from continuing operations amounted to USD 2.1 billion (-38% USD), compared with USD 3.5 billion in the prior year quarter driven by lower net cash flows from operating activities from continuing operations.
For the total Company, net cash flows from operating activities amounted to USD 2.5 billion, compared with USD 4.1 billion in the prior year quarter and free cash flow amounted to USD 2.1 billion, compared with USD 3.7 billion in the prior year quarter.
Full year
Net cash flows from operating activities from continuing operations amounted to USD 14.2 billion, compared with USD 13.0 billion in 2022. This increase was mainly driven by higher net income from continuing operations adjusted for non-cash items and other adjustments, including divestment gains, which were partly offset by higher income taxes paid, mainly due to the timing of payments.

Net cash flows from operating activities from discontinued operations amounted to USD 0.2 billion, compared with USD 1.2 billion in 2022. This decrease was mainly driven by lower net income from discontinued operations adjusted for non-cash items and other adjustments, including divestment gains and the distribution (spin-off) of the Sandoz business on October 3, 2023.
Net cash inflows from investing activities from continuing operations amounted to USD 6.7 billion, compared with USD 1.9 billion in 2022.
The current year net cash inflows from investing activities from continuing operations were driven by net proceeds of USD 10.6 billion from the sale of marketable securities, commodities and time deposits; USD 2.0 billion from the sale of intangible assets (including USD 1.75 billion cash proceeds from the divestment of the ‘front of eye’ ophthalmology assets to Bausch + Lomb); USD 0.3 billion from the sale of financial assets; and USD 0.2 billion from the sale of property, plant and equipment (including proceeds from the sale and leaseback of real estate). These cash inflows were partly offset by cash outflows of USD 3.6 billion for acquisitions and divestments of businesses, net (including the acquisition of Chinook Therapeutics, Inc. for USD 3.1 billion, net of cash acquired USD 0.1 billion, and the acquisition of DTx Pharma Inc. for USD 0.5 billion, net of cash acquired USD 0.1 billion); USD 1.7 billion for purchases of intangible assets; USD 1.1 billion for purchases of property, plant and equipment; and USD 0.1 billion for purchases of financial assets.
In 2022, net cash inflows from investing activities from continuing operations of USD 1.9 billion were mainly driven by net proceeds of USD 4.7 billion from the sale of marketable securities, commodities and time deposits; and USD 0.5 billion from the sale of intangible assets, financial assets and property, plant and equipment. These cash inflows were partly offset by cash outflows of USD 1.3 billion for purchases of intangible assets; USD 0.9 billion for purchases of property, plant and equipment; USD 0.1 billion for purchases of financial assets; and USD 0.8 billion for acquisitions and divestments of businesses, net (primarily the acquisition of Gyroscope Therapeutics Holdings plc for USD 0.8 billion).
Net cash outflows used in investing activities from discontinued operations amounted to USD 1.1 billion, compared with USD 0.4 billion in 2022. The current year mainly includes the cash outflow of USD 0.7 billion due to the derecognition of cash and cash equivalents of the Sandoz business, following the distribution (spin-off) on October 3, 2023.
Net cash outflows used in financing activities from continuing operations amounted to USD 17.6 billion, compared with USD 20.7 billion in 2022.
The current year net cash outflows used in financing activities from continuing operations were mainly driven by USD 8.6 billion for net treasury share transactions; USD 7.3 billion for the dividend payment; USD 2.2 billion for the repayment of two EUR denominated bonds (notional amounts of EUR 1.25 billion and of EUR 0.75 billion) at maturity. Payments of lease liabilities amounted to USD 0.3 billion. These cash outflows were partly offset by cash inflows of USD 0.5 billion from the net increase in current financial debts.
In 2022, net cash outflows used in financing activities from continuing operations of USD 20.7 billion were mainly driven by USD 10.6 billion for net treasury share transactions; USD 7.5 billion for the dividend payment; USD 2.5 billion in aggregate for the repayment of two US dollar bonds; and USD 0.3 billion payments of lease liabilities. These cash outflows were partly offset by cash inflows of USD 0.3 billion from the net increase in current financial debts.
The current year net cash inflows from financing activities from discontinued operations of USD 3.3 billion were mainly driven by USD 3.6 billion cash inflows from bank borrowings (including the USD 3.3 billion Sandoz business borrowings from a group of banks on September 28, 2023) in connection with the distribution (spin-off) of the Sandoz business to Novartis AG shareholders, partly offset by transaction cost payments of USD 0.2 billion. Net cash inflows from financing activities from discontinued operations in 2022 were USD 119 million.
Free cash flow from continuing operations amounted to USD 13.2 billion (+9% USD), compared with USD 12.1 billion in 2022 driven by higher net cash flows from operating activities from continuing operations.
For the total Company, net cash flows from operating activities amounted to USD 14.5 billion, compared with USD 14.2 billion in 2022 and free cash flow amounted to USD 13.2 billion, compared with USD 13.0 billion in 2022.

Balance sheet
There has been a significant change to the December 31, 2023 consolidated balance sheet resulting from the presentation of the Sandoz business as a discontinued operations. This follows the September 15, 2023 shareholders’ approval to spin-off of Sandoz business through a dividend in kind distribution to the Novartis AG shareholders (for further details see Note 1, Note 2 and Note 3).
The December 31, 2022 consolidated balance sheet includes the assets and liabilities of the Sandoz business. The December 31, 2023 consolidated balance sheet excludes the assets and liabilities of the Sandoz business in the individual lines, due to the derecognition of the Sandoz business at the date of the October 3, 2023 distribution (spin-off).
The consolidated balance sheet discussion and analysis that follows excludes the impacts of the derecognition of the Sandoz business assets and liabilities at the date of the distribution (spin-off). For information on the assets and liabilities of the Sandoz business derecognized at October 3, 2023, the distribution (spin-off) date, see Note 13.
Assets
Total non-current assets of USD 69.5 billion increased by USD 0.5 billion compared to December 31, 2022, excluding the impact of the derecognition of the Sandoz business non-current assets related to discontinued operations.
Intangible assets other than goodwill decreased by USD 3.3 billion mainly due to amortization and impairments and the divestment of the ‘front of eye’ ophthalmology assets, partially offset by the impact of acquisitions, including Chinook Therapeutics, Inc. and of DTx Pharma Inc., additions, and favorable currency translation adjustments.
Goodwill increased by USD 1.5 billion mainly due to the acquisition of Chinook Therapeutics, Inc and DTx Pharma Inc.
Deferred tax assets increased by USD 1.3 billion mainly due to higher deferred tax assets on intangible assets, inventory and tax loss carryforwards. Property, plant and equipment increased by USD 0.6 billion mainly as additions and favorable currency translation adjustments exceeded depreciation charge and disposals. Right-of-use assets, investments in associated companies, financial assets, and other non-current assets were broadly in line with December 31, 2022.
Total current assets of USD 30.5 billion decreased by USD 1.7 billion compared to December 31, 2022, excluding the impact of the derecognition of the Sandoz business non-current assets related to discontinued operations.
Cash and cash equivalents, marketable securities, commodities, time deposits and derivative financial instruments decreased by USD 4.4 billion mainly due to the dividend payment, and net purchases of treasury shares and intangible assets, partially offset by the cash generated through operating activities.
Inventories increased by USD 0.9 billion. Trade receivables increased by USD 1.3 billion, mainly due to the increase in net sales. Other current assets and income tax receivables were broadly in line with December 31, 2022
Liabilities
Total non-current liabilities of USD 26.8 billion decreased by USD 1.7 billion compared to December 31, 2022, excluding the impact of the derecognition of the Sandoz business non-current liabilities related to discontinued operations.
Non-current financial debts decreased by USD 1.8 billion mainly due to the reclassification of USD 2.1 billion from non-current to current financial debts of a USD denominated bond with notional amount of USD 2.2 billion maturing in 2024.
Non-current lease liabilities, deferred tax liabilities and provisions and other non-current liabilities were broadly in line with December 31, 2022.
Total current liabilities of USD 26.4 billion increased by USD 1.5 billion compared to December 31, 2022 excluding the impact of the derecognition of the Sandoz business non-current liabilities related to discontinued operations.
Current financial debts and derivative financial instruments were broadly in line with December 31, 2022, as the repayment of a 0.5% coupon bond with a notional amount of EUR 750 million and a 0.125% coupon bond with a notional amount of EUR 1.25 billion was largely offset by the reclassification of USD 2.1 billion from non-current to current financial debts of a USD denominated bond with notional amount of USD 2.2 billion maturing in 2024.
Provisions and other current liabilities increased by USD 0.6 billion, mainly driven by an increase of the provisions for deductions from revenue. Trade payables increased by USD 0.9 billion. Current income tax liabilities and current lease liabilities were broadly in line with December 31, 2022.
Equity
The Company’s equity decreased by USD 12.7 billion to USD 46.8 billion compared to December 31, 2022.
This decrease was mainly due to the dividend in kind to effect the distribution (spin-off) of Sandoz Group AG to the Novartis AG shareholders’ of USD 14.0 billion, the cash-dividend payment of USD 7.3 billion and the purchase of treasury shares of USD 8.5 billion. This was partially offset by the net income of USD 14.9 billion, and equity-based compensation of USD 0.9 billion.
Net debt and debt/equity ratio
The Company’s liquidity amounted to USD 14.4 billion as at December 31, 2023, compared with USD 18.9 billion as at December 31, 2022. Total non-current and current ﬁnancial debts, including derivatives, amounted to USD 24.6 billion as at December 31, 2023, compared with USD 26.2 billion as at December 31, 2022.
The debt/equity ratio increased to 0.53:1 as at December 31, 2023, compared with 0.44:1 as at December 31, 2022. The net debt increased to USD 10.2 billion as at December 31, 2023, compared with USD 7.2 billion as at December 31, 2022.

Innovation Review
Novartis continues to focus its R&D portfolio prioritizing high value medicines with transformative potential for patients. We now focus on ~110 projects in clinical development.
Selected Innovative Medicines approvals
Product	Active ingredient/ Descriptor	Indication	Region

Fabhalta	iptacopan	Paroxysmal nocturnal hemoglobinuria	US

Cosentyx	secukinumab	Hidradenitis suppurativa	US

Selected Innovative Medicines projects awaiting regulatory decisions
Completed submissions

Product	Indication	US	EU	Japan	News update

Kisqali	Hormone receptor-positive / human epidermal growth factor receptor 2-negative early breast cancer (adjuvant)	Q4 2023	Q3 2023		– US filing

LNP023 (iptacopan)	Paroxysmal nocturnal hemoglobinuria	Approved	Q2 2023	Q3 2023	– US approval

Xolair	Food allergy	Q4 2023			– Genentech submission

Selected Innovative Medicines pipeline projects
Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

Aimovig	Migraine, pediatrics	≥2027	3

AVXS-101 (OAV101)	Spinal muscular atrophy (IT formulation)	2025	3

Beovu	Diabetic retinopathy	2025	3

CFZ533 (iscalimab)	Sjögren's syndrome	≥2027	2

Coartem	Malaria, uncomplicated (<5 kg patients)	2024	3	– Submission will use the MAGHP procedure in Switzerland to facilitate rapid approvals in the developing countries who are included in the MAGHP procedure

Cosentyx	Giant cell arteritis	2025	3

	Polymyalgia rheumatica	2026	3

	Rotator cuff tendinopathy	≥2027	3

EXV811 (atrasentan)	IgA nephropathy	2024	3	– Ph3 ALIGN met its primary endpoint

FUB523 (zigakibart)	IgA nephropathy	≥2027	3

JDQ443 (opnurasib)	Non-small cell lung cancer (mono/combos)	≥2027	3	–Asset submission plan revised following strategy update

KAE609 (cipargamin)	Malaria, uncomplicated	≥2027	2

	Malaria, severe	≥2027	2

KLU156 (ganaplacide + lumefantrine)	Malaria, uncomplicated	2026	3	– FDA Orphan Drug designation – FDA Fast Track designation

Leqvio	Secondary prevention of cardiovascular events in patients with elevated levels of LDL-C	≥2027	3

	Primary prevention CVRR	≥2027	3

LNA043	Osteoarthritis	≥2027	2	– FDA Fast Track designation

Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

LNP023 (iptacopan)	IgA nephropathy	2024	3	– EU Orphan Drug designation – Ph3 APPLAUSE-IgAN met its primary endpoint

	C3 glomerulopathy	2024	3
– EU Orphan Drug designation
– EU PRIME designation
– FDA Rare Pediatric designation
– China Breakthrough Therapy designation
– FDA Breakthrough Therapy designation
– Ph3 APPEAR-C3G study met its primary
endpoint

	IC-MPGN	≥2027	3

	Atypical haemolytic uraemic syndrome	≥2027	3

LOU064 (remibrutinib)	Chronic spontaneous urticaria	2024	3

	Multiple sclerosis	≥2027	3

	CINDU	≥2027	3

	Sjögren's syndrome		2	– Further development will not be pursued to prioritize other key programs in portfolio

Lutathera	Gastroenteropancreatic neuroendocrine tumors, 1L in G2/3 tumors	2024	3

177Lu-NeoB	Multiple solid tumors	≥2027	1

LXE408	Visceral leishmaniasis	≥2027	2

MBG453 (sabatolimab)	Myelodysplastic syndrome		3	– Ph3 STIMULUS MDS2 did not meet primary endpoint; Program discontinued to prioritize other key programs in portfolio

	Unfit acute myeloid leukemia		2

Pluvicto	Metastatic castration-resistant prostate cancer pre-taxane	2024	3

	Metastatic hormone sensitive prostate cancer	2025	3	– Event driven trial endpoint

	Oligometastatic prostate cancer	≥2027	3

QGE031 (ligelizumab)	Food allergy	≥2027	3

Scemblix	1L Chronic myeloid leukemia	2024	3	– Ph3 ASC4FIRST met both primary endpoints

TQJ230 (pelacarsen)	Secondary prevention of cardiovascular events in patients with elevated levels of lipoprotein(a)	2025	3	– FDA Fast Track designation – China Breakthrough Therapy designation

VAY736 (ianalumab)	Auto-immune hepatitis	≥2027	2

	Sjögren’s syndrome	2026	3	– FDA Fast Track designation

	Lupus nephritis	≥2027	3

	Systemic lupus erythematosus	≥2027	3

	1L Immune thrombocytopenia	2026	3

	2L Immune thrombocytopenia	2026	3

	warm Autoimmune hemolytic anemia	2026	3

Vijoyce	Lymphatic malformations	≥2027	3	– US, EU Orphan Drug designation granted – Ph3 Study EPIK-L1 recruiting

XXB750	Hypertension	≥2027	2

YTB323	sr Lupus nephritis / Systemic lupus erythematosus	≥2027	2

	1L High-risk large B-cell lymphoma	≥2027	2

Condensed Consolidated Financial Statements

Consolidated income statements
Fourth quarter (unaudited)
(USD millions unless indicated otherwise)	Note	Q4 2023	Q4 2022

Net sales from continuing operations	11	11 423	10 576

Other revenues	11	353	390

Cost of goods sold		-3 022	-3 041

Gross profit from continuing operations		8 754	7 925

Selling, general and administration		-3 444	-3 183

Research and development		-2 567	-2 216

Other income		450	155

Other expense		-611	-926

Operating income from continuing operations		2 582	1 755

Loss from associated companies		-6	-3

Interest expense		-217	-207

Other financial income and expense		18	24

Income before taxes from continuing operations		2 377	1 569

Income taxes		261	-254

Net income from continuing operations		2 638	1 315

Net (loss)/income from discontinued operations before gain on distribution of Sandoz Group AG to Novartis AG shareholders	13	-18	151

Gain on distribution of Sandoz Group AG to Novartis AG shareholders	3, 13	5 860

Net income from discontinued operations		5 842	151

Net income		8 480	1 466

Attributable to:
Shareholders of Novartis AG		8 480	1 466

Non-controlling interests		0	0

Weighted average number of shares outstanding – Basic (million)		2 050	2 135

Basic earnings per share from continuing operations (USD) [1]		1.29	0.62

Basic earnings per share from discontinued operations (USD) [1]		2.85	0.07

Total basic earnings per share (USD) [1]		4.14	0.69

Weighted average number of shares outstanding – Diluted (million)		2 065	2 150

Diluted earnings per share from continuing operations (USD) [1]		1.28	0.61

Diluted earnings per share from discontinued operations (USD) [1]		2.83	0.07

Total diluted earnings per share (USD) [1]		4.11	0.68

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.
The accompanying Notes form an integral part of the condensed consolidated financial statements

Consolidated income statements
Full year (audited)
(USD millions unless indicated otherwise)	Note	FY 2023	FY 2022

Net sales from continuing operations	11	45 440	42 206

Other revenues	11	1 220	1 255

Cost of goods sold		-12 472	-11 582

Gross profit from continuing operations		34 188	31 879

Selling, general and administration		-12 517	-12 193

Research and development		-11 371	-9 172

Other income		1 772	696

Other expense		-2 303	-3 264

Operating income from continuing operations		9 769	7 946

Loss from associated companies		-13	-11

Interest expense		-855	-800

Other financial income and expense		222	42

Income before taxes from continuing operations		9 123	7 177

Income taxes		-551	-1 128

Net income from continuing operations		8 572	6 049

Net income from discontinued operations before gain on distribution of Sandoz Group AG to Novartis AG shareholders	13	422	906

Gain on distribution of Sandoz Group AG to Novartis AG shareholders	3, 13	5 860

Net income from discontinued operations		6 282	906

Net income		14 854	6 955

Attributable to:
Shareholders of Novartis AG		14 850	6 955

Non-controlling interests		4	0

Weighted average number of shares outstanding – Basic (million)		2 077	2 181

Basic earnings per share from continuing operations (USD) [1]		4.13	2.77

Basic earnings per share from discontinued operations (USD) [1]		3.02	0.42

Total basic earnings per share (USD) [1]		7.15	3.19

Weighted average number of shares outstanding – Diluted (million)		2 092	2 197

Diluted earnings per share from continuing operations (USD) [1]		4.10	2.75

Diluted earnings per share from discontinued operations (USD) [1]		3.00	0.42

Total diluted earnings per share (USD) [1]		7.10	3.17

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.
The accompanying Notes form an integral part of the condensed consolidated financial statements

Consolidated statements of comprehensive income
Fourth quarter (unaudited)
(USD millions)	Q4 2023	Q4 2022

Net income	8 480	1 466

Other comprehensive income
Items that are or may be recycled into the consolidated income statement

Net investment hedge, net of taxes	-59	-118

Currency translation effects, net of taxes	1 320	1 652

Total of items that are or may be recycled	1 261	1 534

Items that will never be recycled into the consolidated income statement

Actuarial gains/(losses) from defined benefit plans, net of taxes	-217	-1 920

Fair value adjustments on equity securities, net of taxes	56	-97

Total of items that will never be recycled	-161	-2 017

Total comprehensive income	9 580	983

Total comprehensive income for the year attributable to:
Shareholders of Novartis AG	9 578	980

Continuing operations	4 062	630

Discontinued operations	5 516	350

Non-controlling interests	2	3

The accompanying Notes form an integral part of the condensed consolidated financial statements
Full year (audited)
(USD millions)	FY 2023	FY 2022

Net income	14 854	6 955

Other comprehensive income
Items that are or may be recycled into the consolidated income statement

Net investment hedge, net of taxes	-50	91

Currency translation effects, net of taxes	1 375	-450

Total of items that are or may be recycled	1 325	-359

Items that will never be recycled into the consolidated income statement

Actuarial gains from defined benefit plans, net of taxes	-160	-103

Fair value adjustments on equity securities, net of taxes	37	-382

Total of items that will never be recycled	-123	-485

Total comprehensive income	16 056	6 111

Total comprehensive income for the year attributable to:
Shareholders of Novartis AG	16 050	6 116

Continuing operations	10 115	5 181

Discontinued operations	5 935	935

Non-controlling interests	6	-5

The accompanying Notes form an integral part of the condensed consolidated financial statements

Consolidated balance sheets
(USD millions)	Note	Dec 31, 2023 (audited)	Dec 31, 2022 (audited)

Assets
Non-current assets
Property, plant and equipment		9 514	10 764

Right-of-use assets		1 410	1 431

Goodwill		23 341	29 301

Intangible assets other than goodwill		26 879	31 644

Investments in associated companies		205	143

Deferred tax assets		4 309	3 739

Financial assets		2 607	2 411

Other non-current assets		1 199	1 110

Total non-current assets		69 464	80 543

Current assets
Inventories		5 913	7 175

Trade receivables		7 107	8 066

Income tax receivables		426	268

Marketable securities, commodities, time deposits and derivative financial instruments		1 035	11 413

Cash and cash equivalents		13 393	7 517

Other current assets		2 607	2 471

Total current assets		30 481	36 910

Total assets		99 945	117 453

Equity and liabilities
Equity
Share capital		825	890

Treasury shares		-41	-92

Reserves		45 883	58 544

Equity attributable to Novartis AG shareholders		46 667	59 342

Non-controlling interests		83	81

Total equity		46 750	59 423

Liabilities
Non-current liabilities
Financial debts		18 436	20 244

Lease liabilities		1 598	1 538

Deferred tax liabilities		2 248	2 686

Provisions and other non-current liabilities		4 523	4 906

Total non-current liabilities		26 805	29 374

Current liabilities
Trade payables		4 926	5 146

Financial debts and derivative financial instruments		6 175	5 931

Lease liabilities		230	251

Current income tax liabilities		1 893	2 533

Provisions and other current liabilities		13 166	14 795

Total current liabilities		26 390	28 656

Total liabilities		53 195	58 030

Total equity and liabilities		99 945	117 453

The accompanying Notes form an integral part of the condensed consolidated financial statements

Consolidated statements of changes in equity
Fourth quarter (unaudited)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at September 30, 2023		825	-32	42 333	-4 962	38 164	81	38 245

Net income				8 480		8 480	0	8 480

Other comprehensive income					1 098	1 098	2	1 100

Total comprehensive income				8 480	1 098	9 578	2	9 580

Purchase of treasury shares			-10	-1 223		-1 233		-1 233

Exercise of options and employee transactions	4.2			-5		-5		-5

Equity-based compensation			1	249		250		250

Shares delivered to Sandoz employees as a result of the Sandoz spin-off				30		30		30

Taxes on treasury share transactions				3		3		3

Transaction costs, net of taxes	4.4			-140		-140		-140

Fair value adjustments on financial assets sold				-69	69

Value adjustments related to divestments				-29	29

Other movements	4.5			20		20		20

Total of other equity movements			-9	-1 164	98	-1 075		-1 075

Total equity at December 31, 2023		825	-41	49 649	-3 766	46 667	83	46 750

The accompanying Notes form an integral part of the condensed consolidated financial statements

				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at October 1, 2022		890	-70	64 543	-4 543	60 820	78	60 898

Net income				1 466		1 466	0	1 466

Other comprehensive income					-486	-486	3	-483

Total comprehensive income				1 466	-486	980	3	983

Purchase of treasury shares			-22	-2 685		-2 707		-2 707

Exercise of options and employee transactions	4.2			-1		-1		-1

Equity-based compensation			0	203		203		203

Taxes on treasury share transactions				2		2		2

Fair value adjustments on financial assets sold				1	-1

Value adjustments related to divestments				-34	34

Other movements	4.5			45		45		45

Total of other equity movements			-22	-2 469	33	-2 458		-2 458

Total equity at December 31, 2022		890	-92	63 540	-4 996	59 342	81	59 423

The accompanying Notes form an integral part of the condensed consolidated financial statements

Consolidated statements of changes in equity
Full year (audited)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2023		890	-92	63 540	-4 996	59 342	81	59 423

Net income				14 850		14 850	4	14 854

Other comprehensive income					1 200	1 200	2	1 202

Total comprehensive income				14 850	1 200	16 050	6	16 056

Dividends				-7 255		-7 255		-7 255

Dividend in kind to effect the spin-off of Sandoz Group AG	3			-13 962		-13 962		-13 962

Purchase of treasury shares			-51	-8 466		-8 517		-8 517

Reduction of share capital	4.1	-65	94	-29

Exercise of options and employee transactions	4.2		2	144		146		146

Equity-based compensation			6	898		904		904

Shares delivered to Sandoz employees as a result of the Sandoz spin-off				30		30		30

Taxes on treasury share transactions				14		14		14

Transaction costs, net of taxes	4.4			-214		-214		-214

Changes in non-controlling interests							-4	-4

Fair value adjustments on financial assets sold				-1	1

Value adjustments related to divestments				-29	29

Other movements	4.5			129		129		129

Total of other equity movements		-65	51	-28 741	30	-28 725	-4	-28 729

Total equity at December 31, 2023		825	-41	49 649	-3 766	46 667	83	46 750

The accompanying Notes form an integral part of the condensed consolidated financial statements
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2022		901	-48	70 989	-4 187	67 655	167	67 822

Net income				6 955		6 955	0	6 955

Other comprehensive income					-839	-839	-5	-844

Total comprehensive income				6 955	-839	6 116	-5	6 111

Dividends				-7 506		-7 506		-7 506

Purchase of treasury shares			-66	-10 844		-10 910		-10 910

Reduction of share capital	4.1	-11	15	-4

Exercise of options and employee transactions	4.2		1	87		88		88

Equity-based compensation			6	848		854		854

Shares delivered to Alcon employees as a result of the Alcon spin-off			0	5		5		5

Taxes on treasury share transactions				14		14		14

Decrease of treasury share repurchase obligation under a share buyback trading plan	4.3			2 809		2 809		2 809

Changes in non-controlling interests							-81	-81

Fair value adjustments on financial assets sold				4	-4

Value adjustments related to divestments				-34	34

Other movements	4.5			217		217		217

Total of other equity movements		-11	-44	-14 404	30	-14 429	-81	-14 510

Total equity at December 31, 2022		890	-92	63 540	-4 996	59 342	81	59 423

The accompanying Notes form an integral part of the condensed consolidated financial statements

Consolidated statements of cash flows
Fourth quarter (unaudited)
(USD millions)	Note	Q4 2023	Q4 2022

Net income from continuing operations		2 638	1 315

Adjustments to reconcile net income from continuing operations to net cash flows from operating activities from continuing operations
Reversal of non-cash items and other adjustments	7.1	1 791	2 756

Interest received		163	133

Interest paid		-238	-212

Change in other financial receipts		26	-18

Change in other financial payments		-3	-5

Income taxes paid	7.2	-1 093	-334

Net cash flows from operating activities from continuing operations before working capital and provision changes		3 284	3 635

Payments out of provisions and other net cash movements in non-current liabilities		-353	-323

Change in net current assets and other operating cash flow items	7.3	-384	456

Net cash flows from operating activities from continuing operations		2 547	3 768

Net cash flows from operating activities from discontinued operations			343

Total net cash flows from operating activities		2 547	4 111

Purchases of property, plant and equipment		-406	-306

Proceeds from sale of property, plant and equipment		164	102

Purchases of intangible assets		-377	-192

Proceeds from sale of intangible assets		2

Purchases of financial assets		-29	-29

Proceeds from sale of financial assets		147	12

Acquisitions and divestments of interests in associated companies, net		-3	-2

Acquisitions and divestments of businesses, net	7.4	-8	-7

Purchases of marketable securities, commodities and time deposits		-544	-10 548

Proceeds from sale of marketable securities, commodities and time deposits		32	9 651

Net cash flows used in investing activities from continuing operations		-1 022	-1 319

Net cash flows used in investing activities from discontinued operations	13	-738	-148

Total net cash flows used in investing activities		-1 760	-1 467

Purchases of treasury shares		-1 251	-2 678

Proceeds from exercised options and other treasury share transactions, net		-5

Change in current financial debts		674	-1 196

Payments of lease liabilities		-64	-64

Other financing cash flows, net		150	-161

Net cash flows used in financing activities from continuing operations		-496	-4 099

Net cash flows (used in)/from financing activities from discontinued operations	13	-111	105

Total net cash flows used in financing activities		-607	-3 994

Net change in cash and cash equivalents before effect of exchange rate changes		180	-1 350

Cash and cash equivalents from discontinued operations at September 30, 2023		648

Effect of exchange rate changes on cash and cash equivalents		160	141

Net change in cash and cash equivalents		988	-1 209

Cash and cash equivalents at October 1		12 405	8 726

Cash and cash equivalents at December 31		13 393	7 517

The accompanying Notes form an integral part of the condensed consolidated financial statements

Consolidated statements of cash flows
Full year (audited)
(USD millions)	Note	FY 2023	FY 2022

Net income from continuing operations		8 572	6 049

Adjustments to reconcile net income from continuing operations to net cash flows from operating activities from continuing operations
Reversal of non-cash items and other adjustments	7.1	10 369	10 631

Dividends received from associated companies and others		2	1

Interest received		645	252

Interest paid		-751	-667

Other financial receipts		90	71

Other financial payments		-17	-26

Income taxes paid	7.2	-2 787	-1 702

Net cash flows from operating activities from continuing operations before working capital and provision changes		16 123	14 609

Payments out of provisions and other net cash movements in non-current liabilities		-1 534	-774

Change in net current assets and other operating cash flow items	7.3	-369	-796

Net cash flows from operating activities from continuing operations		14 220	13 039

Net cash flows from operating activities from discontinued operations		238	1 197

Total net cash flows from operating activities		14 458	14 236

Purchases of property, plant and equipment		-1 060	-916

Proceeds from sale of property, plant and equipment		237	158

Purchases of intangible assets		-1 693	-1 323

Proceeds from sale of intangible assets		1 955	170

Purchases of financial assets		-106	-115

Proceeds from sale of financial assets		348	133

Purchases of other non-current assets			-1

Acquisitions and divestments of interests in associated companies, net		-11	-24

Acquisitions and divestments of businesses, net	7.4	-3 558	-840

Purchases of marketable securities, commodities and time deposits		-641	-34 695

Proceeds from sale of marketable securities, commodities and time deposits		11 248	39 357

Net cash flows from investing activities from continuing operations		6 719	1 904

Net cash flows used in investing activities from discontinued operations	13	-1 123	-436

Total net cash flows from investing activities		5 596	1 468

Dividends paid to shareholders of Novartis AG		-7 255	-7 506

Purchases of treasury shares		-8 719	-10 652

Proceeds from exercised options and other treasury share transactions, net		153	100

Repayments of the current portion of non-current financial debts		-2 223	-2 575

Change in current financial debts		546	252

Payments of lease liabilities		-258	-262

Other financing cash flows, net		192	-38

Net cash flows used in financing activities from continuing operations		-17 564	-20 681

Net cash flows from financing activities from discontinued operations	13	3 286	119

Total net cash flows used in financing activities		-14 278	-20 562

Net change in cash and cash equivalents before effect of exchange rate changes		5 776	-4 858

Effect of exchange rate changes on cash and cash equivalents		100	-32

Net change in cash and cash equivalents		5 876	-4 890

Cash and cash equivalents at January 1		7 517	12 407

Cash and cash equivalents at December 31		13 393	7 517

The accompanying Notes form an integral part of the condensed consolidated financial statements

Notes to the Condensed Consolidated Financial Statements for the three month interim period (unaudited) and year ended December 31, 2023 (audited)

1. Basis of preparation
The consolidated financial statements of the Company are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. They are prepared in accordance with the historical cost convention, except for items that are required to be accounted for at fair value. These Condensed Consolidated Financial Statements for the three month and year ended December 31, 2023, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2023 Annual Report published on January 31, 2024.
At the Novartis AG Extraordinary General Meeting, held on September 15, 2023, our shareholders approved the spin-off of the Sandoz business. Following the shareholder approval IFRS Accounting Standards require the Sandoz Division and selected portions of corporate activities attributable to Sandoz’s business, as well as certain expenses related to the spin-off (the “Sandoz business”) to be reported as discontinued operations in the consolidated financial statements. As a result, the Sandoz business has been presented as discontinued operations in the consolidated financial statements. This requires the three months and year ended December 31, 2023 consolidated income statement, consolidated statement of comprehensive income and consolidated statement of cash flows to present separately continuing operations from discontinued operations, with comparative amounts in the prior years restated on a consistent basis. There is no requirement for the restatement of the December 31, 2022 consolidated balance sheet related to the assets and liabilities of the Sandoz business that were derecognized in 2023 as at the October 3, 2023 distribution date. For further information and disclosures, refer to Note 2, Note 3, and Note 13.
2. Selected critical accounting policies
The Company’s principal accounting policies are set out in Note 1 to the Consolidated Financial Statements in the 2023 Annual Report and conform with IFRS Accounting Standards as issued by the IASB.
The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period, which affect the reported amounts of revenues, expenses, assets, liabilities, including the distribution liability and the non-cash, non-taxable gain recognized in connection with the distribution of Sandoz Group AG to Novartis AG shareholders, and contingent amounts.
Estimates are based on historical experience and other assumptions that are considered reasonable under the given circumstances and are regularly monitored. Actual outcomes and results could differ from those estimates and assumptions. Revisions to estimates are recognized in the period in which the estimate is revised.
As disclosed in the 2023 Annual Report, goodwill, and acquired In-Process Research & Development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Company’s consolidated balance sheet has risen significantly in recent years, primarily from acquisitions. Impairment testing may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Company’s results of operations and financial condition.
The Company’s activities are not subject to significant seasonal fluctuations.
Distribution of Sandoz Group AG to Novartis AG shareholders
At the Extraordinary General Meeting (EGM) of Novartis AG shareholders, held on September 15, 2023, the Novartis AG shareholders approved a special distribution by way of a dividend in kind to effect the spin-off of Sandoz Group AG.
The September 15, 2023, shareholder approval for the spin-off required the Sandoz Division and selected portions of corporate activities attributable to Sandoz’s business, as well as certain expenses related to the spin-off (the “Sandoz business”) to be reported as discontinued operations.
The shareholder approval on September 15, 2023, for the spin-off the Sandoz business, required the recognition of a distribution liability at the fair value of the

Sandoz business. Novartis policy is to measure the distribution liability at the fair value of the Sandoz business net assets taken as a whole. The distribution liability was recognized through a reduction in retained earnings. It was required to be adjusted at each balance sheet date for changes in its estimated fair value, up to the date of the distribution to shareholders through retained earnings. Any resulting impairment of the business assets to be distributed would have been recognized in the consolidated income statements in “Other expense” of discontinued operations, at the date of initial recognition of the distribution liability or at subsequent dates resulting from changes of the distribution liability valuation.
At the October 4, 2023, distribution settlement date, the resulting gain, which is measured as the excess amount of the distribution liability over the then-carrying value of the net assets of the business distributed, was recognized on the line “Gain on distribution of Sandoz Group AG to Novartis AG shareholders” within the income statement of discontinued operations.
The recognition of the distribution liability required the use of valuation techniques for the purposes of impairment testing of the Sandoz business’ assets to be distributed and for the measurement of the fair value of the distribution liability. These valuations required the use of management assumptions and estimates related to the Sandoz business’ future cash flows, market multiples, opening share price of Sandoz Group AG on the first day of trading its shares on the SIX Swiss Exchange, to estimate day one market value, and control premiums to apply in estimating the Sandoz business fair value. These fair value measurements are classified as “Level 3” in the fair value hierarchy. The section “—Goodwill and intangible assets other than goodwill” in Note 1 to the Consolidated Financial Statements in the Annual Report 2023 provides additional information on key assumptions that are highly sensitive in the estimation of fair values using valuation techniques.
Transaction costs that are directly attributable to the Distribution (spin-off) of the Sandoz business to Novartis AG shareholders by way of a dividend in kind, and that would otherwise have been avoided, were accounted for as a deduction from equity (within retained earnings). Prior to the recognition of the distribution liability, these costs were recorded as prepaid expenses in the consolidated balance sheet.
For additional disclosures, refer to Note 3 and Note 13.

3. Significant transactions
The Company applied the acquisition method of accounting for businesses acquired, and did not elect to apply the optional concentration test to account for acquired business as an asset separately acquired.
Significant transactions 2023
Completion of the spin-off of the Sandoz business through a dividend in kind distribution to Novartis AG shareholders
On July 18, 2023, Novartis announced that its Board of Directors had unanimously endorsed the proposed separation of the Sandoz business to create an independent company by way of a spin-off and to seek shareholder approval for the spin-off of the Sandoz business into a separately traded standalone company, following the complete structural separation of the Sandoz business into a standalone company (the Sandoz business or Sandoz Group AG) and subject to the satisfaction of certain conditions and Novartis AG shareholders’ approval.
At the EGM held on September 15, 2023, Novartis AG shareholders approved a special distribution by way of a dividend in kind to effect the spin-off of Sandoz Group AG, subject to the completion of certain conditions precedent to the distribution. Upon shareholder approval, the Sandoz business was reported as discontinued operations and the distribution liability was recognized at its fair value, which exceeded the carrying value of the Sandoz business net assets.
The conditions precedent to the spin-off were met and on October 3, 2023 the spin-off of the Sandoz business was effected by way of a distribution of a dividend in kind of Sandoz Group AG shares to Novartis AG shareholders and American Depositary Receipt (ADR) holders (the Distribution). Through the Distribution, each Novartis AG shareholder received 1 Sandoz Group AG share for every 5 Novartis AG shares and each Novartis ADR holder received 1 Sandoz ADR for every 5 Novartis ADR that they held at the close of business on October 3, 2023. As of October 4, 2023, the shares of Sandoz Group AG have been listed on the SIX Swiss Exchange (SIX) under the stock symbol “SDZ”.
On September 18, 2023, the Sandoz business entered into financing arrangements with a group of banks under which on September 28, 2023, it borrowed a total amount of USD 3.3 billion. These borrowings consisted of a bridge loan in EUR (EUR 2.4 billion) and term loans in EUR (EUR 0.2 billion) and USD (USD 0.5 billion). In addition, the Sandoz business borrowed approximately USD 0.4 billion under a number of local bilateral facilities in different countries. This resulted in a total gross debt of USD 3.7 billion. These outstanding borrowings of the Sandoz business legal entities were recognized in the September 30, 2023 consolidated balance sheet within Liabilities related to discontinued operations and within financing activities cash flows from discontinued operations. Prior to the Distribution on October 3, 2023, Sandoz business legal entities paid approximately USD 3.3 billion in cash to Novartis and its affiliates through a series of intercompany transactions.
At the Distribution date on October 3, 2023, the dividend in kind distribution liability to effect the Distribution (spin-off) of the Sandoz business amounted to USD 14.0 billion, measured by reference to the October 4, 2023 opening Sandoz Group AG share price and applying a control premium. The dividend in kind distribution liability was recorded as a reduction to equity (retained earnings) and remained in excess of the then carrying value of the Sandoz business net assets, which amounted to USD 8.6 billion (see Note 13).
Certain consolidated foundations own Novartis AG dividend-bearing shares that restricts their availability for use by Novartis. These Novartis AG shares are accounted for as treasury shares. Through the Distribution, these foundations received Sandoz Group AG shares representing an approximate 4.31% equity interest in Sandoz Group AG. Upon the loss of control of Sandoz Group AG through the Distribution on October 3, 2023, the financial investment in Sandoz Group AG was recognized at its initial fair value based on the opening traded share price of Sandoz Group AG on October 4, 2023 (a Level 1 hierarchy valuation). At initial recognition, on October 4, 2023, the Sandoz Group AG financial investment had a fair value of USD 0.5 billion, and was reported in the fourth quarter of 2023 on the consolidated balance sheet as a financial asset. Management has designated this investment at fair value through other comprehensive income.
The total non-taxable, non-cash gain recognized at the Distribution date of the spin-off of the Sandoz business amounted to USD 5.9 billion, which consists of:
(USD millions)	Oct 3, 2023

Net assets derecognized [1]	-8 647

Derecognition of distribution liability	13 962

Difference between net assets and distribution liability	5 315

Recognition of Sandoz Group AG shares obtained through consolidated foundations	492

Currency translation gains recycled into the consolidated income statement	357

Transaction costs and other items recognized in the consolidated income statement	-304

Gain on distribution of Sandoz Group AG to Novartis AG shareholders	5 860

[1] See Note 13 for additional information.
For additional disclosures on discontinued operations, refer to Note 13.
Acquisition of DTx Pharma Inc.
In the second quarter of 2023, Novartis entered into an agreement to acquire all outstanding shares of DTx Pharma Inc. (DTx), a San-Diego, California US based, pre-clinical stage biotechnology company focused on leveraging its proprietary FALCON platform to develop siRNA therapies for neuroscience indications. DTx’s lead program, DTx-1252 targets the root cause of CMT1A—the overexpression of PMP22, a protein that causes the myelin sheath that supports and insulates nerves in the peripheral nervous system to function abnormally. The transaction also includes two additional pre-clinical programs for other neuroscience indications. The transaction closed on July 14, 2023.
The purchase price consisted of a cash payment of USD 0.6 billion and potential additional milestones of up to USD 0.5 billion, which the DTx shareholders are eligible to receive upon the achievement of specified milestones.
The fair value of the total purchase consideration was USD 0.6 billion. The amount consisted of a cash payment of USD 0.6 billion and the fair value of contingent consideration of USD 309 million, which DTx shareholders are eligible to receive upon the achievement of specified milestones. The purchase price allocation resulted in net identifiable assets of USD 0.4 billion, consisting primarily of IPR&D intangible assets of USD 0.4 billion, cash of USD 0.1 billion and net deferred tax liabilities of 0.1 billion. Goodwill amounted to USD 0.2 billion.
The results of operations since the date of acquisition were not material.
Acquisition of Chinook Therapeutics, Inc.
On June 12, 2023, Novartis entered into an agreement to acquire all outstanding shares of Chinook Therapeutics, Inc. (Chinook Therapeutics), a Seattle, Washington based clinical stage biopharmaceutical company with two late-stage medicines in development for rare, severe chronic kidney diseases. The acquisition closed on August 11, 2023.
The purchase price consisted of a cash payment of USD 3.2 billion and potential additional payments of up to USD 0.3 billion, which Chinook Therapeutics shareholders are eligible to receive upon the achievement of specified milestones.
The fair value of the total purchase consideration was USD 3.3 billion. The amount consisted of an upfront cash payment of USD 3.2 billion and the fair value of contingent consideration of USD 0.1 billion, which Chinook Therapeutics shareholders are eligible to receive upon achievement of specified milestones. The purchase price allocation resulted in net identifiable assets of USD 2.4 billion, consisting primarily of IPR&D intangible assets of USD 2.5 billion, net deferred tax liabilities of USD 0.4 billion and other net assets of USD 0.3 billion, including cash of USD 0.1 billion. Goodwill amounted to USD 0.9 billion.
The results of operations since the date of acquisition were not material.
Significant transactions in 2022
Acquisition of Gyroscope Therapeutics Holdings plc
On December 22, 2021, Novartis entered into an agreement to acquire all outstanding shares of Gyroscope Therapeutics Holdings plc (Gyroscope), a UK-based ocular gene therapy company. Gyroscope focuses on the discovery and development of gene therapy treatments for retinal indications. The purchase price consisted of a cash payment of USD 0.8 billion, subject to certain customary purchase price adjustments, and potential additional milestone payments of up to USD 0.7 billion, which Gyroscope shareholders are eligible to receive upon achievement of specified milestones. The acquisition closed on February 17, 2022.
The fair value of the total purchase consideration was USD 1.0 billion. The amount consisted of an upfront cash payment of USD 0.8 billion (including customary purchase price adjustments) and the fair value of contingent consideration of USD 0.2 billion, which Gyroscope shareholders are eligible to receive upon achievement of specified milestones. The purchase price allocation resulted in net identifiable assets of USD 0.9 billion, consisting primarily of IPR&D intangible assets of USD 1.1 billion and net deferred tax liabilities of USD 0.2 billion. Goodwill amounted to USD 0.1 billion.
The 2022 results of operations since the date of acquisition were not material.

4. Summary of equity attributable to Novartis AG shareholders
		Number of outstanding shares (in millions)		Issued share capital and reserves attributable to Novartis AG shareholders (in USD millions)

	Note	2023	2022	FY 2023	FY 2022

Balance at beginning of year		2 119.6	2 234.9	59 342	67 655

Shares acquired to be canceled		-87.5	-126.2	-8 369	-10 787

Other share purchases		-1.6	-1.4	-148	-123

Exercise of options and employee transactions	4.2	2.8	1.9	146	88

Equity-based compensation		10.4	10.4	904	854

Shares delivered to Alcon employees as a result of the Alcon spin-off			0.0		5

Shares delivered to Sandoz employees as a result of the Sandoz spin-off		0.3		30

Taxes on treasury share transactions				14	14

Decrease of treasury share repurchase obligation under a share buyback trading plan	4.3				2 809

Transaction costs, net of taxes	4.4			-214

Dividends				-7 255	-7 506

Dividend in kind	3			-13 962

Net income of the period attributable to shareholders of Novartis AG				14 850	6 955

Other comprehensive income attributable to shareholders of Novartis AG				1 200	-839

Other movements	4.5			129	217

Balance at December 31		2 044.0	2 119.6	46 667	59 342

4.1. In 2023 Novartis AG reduced its share capital by canceling the 126.2 million of shares that were repurchased on the SIX Swiss Exchange second trading line during the previous year.
In addition, in connection with the Distribution (spin-off) of Sandoz business, Novartis AG shareholders approved at the 2023 EGM held on September 15, 2023, a decrease in Novartis AG share capital in the amount of CHF 22.8 million (USD 17.1 million). The capital decrease resulted in a reduction of the nominal value of the Novartis AG shares by CHF 0.01 from CHF 0.50 per share to CHF 0.49 per share.
In 2022 Novartis AG reduced its share capital by canceling 30.7 million of shares that were repurchased on the SIX Swiss Exchange second trading line during the previous year.
4.2. At December 31, 2022, the market maker held 3 million written call options, originally issued as part of the share-based compensation for employees, that had not yet been exercised. The weighted average exercise price of these options at December 31, 2022, was USD 66.07, and they had contractual lives of 10 years, with remaining lives less than one year. In the first quarter of 2023, the market maker exercised 3 million written call options and as a result there are no written call option outstanding at December 31, 2023.
4.3. In December 2021, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its up-to USD 15.0 billion share buyback. The arrangement was updated in July 2022, December 2022, and May 2023, and concluded in June 2023.
In June 2023, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase 11.7 million Novartis shares on the second trading line, which concluded in July 2023.
In July 2023, Novartis entered into a new irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its new up-to USD 15.0 billion share buyback. Novartis is able to cancel this arrangement but may be subject to a 90-day waiting period under certain conditions. As of December 31, 2023, these waiting period conditions were not applicable and as a result, there was no requirement to record a liability under this arrangement as of December, 31 2023.
4.4. Transaction costs in 2023 of USD 214 million, net of tax of USD 29 million, that are directly attributable to the Distribution (spin-off) of Sandoz business to Novartis AG shareholders and that would otherwise have been avoided, are recorded as a deduction from equity (retained earnings). See Note 2.
4.5. Other movements include, for subsidiaries in hyper- inflationary economies, the impact of the application of IAS 29 “Financial reporting in Hyperinflation Economies”.

5. Income taxes
The Company applies the IFRS Accounting Standards exception to not recognize or disclose information about deferred tax assets and deferred tax liabilities related to countries that have enacted tax legislation that comply with the Organization for Economic Cooperation and Development (OECD) Pillar Two income taxes.
In December 2021, the OECD issued model rules for a new global minimum tax framework (Pillar Two). Novartis is within the scope of the OECD Pillar Two model rules. A number of governments in countries in which Novartis operates are in the process of enacting or have enacted tax legislation to comply with Pillar Two. Of the major countries in which we operate, only the enactment of Pillar Two tax legislation in Switzerland is expected to have an impact to our income tax provision as from 2024. In December 2023, Switzerland decided to partially implement Pillar Two, whereby effective from January 1, 2024, a 15% minimum taxation will be assessed on Pillar Two qualifying profits earned by companies domiciled in Switzerland (Qualified Domestic Minimum Top-Up Tax). This Qualified Domestic Minimum Top-Up Tax will not be applied to the Pillar Two qualifying profits earned by a company’s affiliates domiciled in tax jurisdictions outside of Switzerland. The timing of implementation and the specific provisions of any further Pillar Two tax regulations in Switzerland remains subject to further assessments at both the Federal and Cantonal levels. The Company estimates that the impact of these changes to tax legislation in the respective countries that have (substantively) enacted Pillar Two tax legislation in 2023 would not be material to our consolidated financial position, income statement and cash flows.

6. Financial instruments
Fair value by hierarchy
The following table illustrates the three hierarchical levels for valuing financial instruments at fair value as of December 31, 2023, and December 31, 2022. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2023 Annual Report, published on January 31, 2024.

	Level 1		Level 2		Level 3		Total

(USD millions)	Dec 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2022

Financial assets
Cash and cash equivalents
Debt securities	50						50

Total cash and cash equivalents at fair value	50						50

Marketable securities
Debt securities				9				9

Derivative financial instruments			355	204			355	204

Total marketable securities and derivative financial instruments at fair value			355	213			355	213

Current contingent consideration receivables					65	43	65	43

Current fund investments and equity securities	94				31		125

Long-term financial investments
Debt and equity securities	796	473	20	10	616	699	1 432	1 182

Fund investments	7	20			183	261	190	281

Non-current contingent consideration receivables					553	607	553	607

Total long-term financial investments at fair value	803	493	20	10	1 352	1 567	2 175	2 070

Associated companies at fair value through profit or loss					101	129	101	129

Financial liabilities
Current contingent consideration liabilities					-14	-131	-14	-131

Current other financial liabilities					-88		-88

Derivative financial instruments			-91	-55			-91	-55

Total current financial liabilities at fair value			-91	-55	-102	-131	-193	-186

Non-current contingent consideration liabilities					-389	-704	-389	-704

Non-current other financial liabilities						-232		-232

Total non-current financial liabilities at fair value					-389	-936	-389	-936

In 2023, there were three transfers of equity securities from Level 3 to Level 1 for USD 63 million mainly due to Initial Public Offering.
The fair value of straight bonds amounted to USD 19.2 billion at December 31, 2023 (USD 20.3 billion at December 31, 2022) compared with the carrying amount of USD 20.6 billion at December 31, 2023 (USD 22.3 billion at December 31, 2022). For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value.
The carrying amount of financial assets included in the line total long-term financial investments of USD 2.2 billion at December 31, 2023 (USD 2.1 billion at December 31, 2022) is included in the line “Financial assets” of the consolidated balance sheets. The carrying amount of financial assets included in the line current financial investments - equity securities of USD 125 million at December 31, 2023 (nil at December 31, 2022) is included in the line “Other current assets” of the consolidated balance sheets. The carrying amount of non-current contingent consideration liabilities and non-current other financial liabilities included in the line total non-current financial liabilities at fair value of USD 0.4 billion at December 31, 2023 (USD 0.9 billion at December 31, 2022) is included in the line “Provisions and other non-current liabilities” of the consolidated balance sheet.
The Company’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.

7. Details to the consolidated statements of cash flows
7.1. Non-cash items and other adjustments from continuing operations
The following table shows the reversal of non-cash items and other adjustments in the consolidated statements of cash flows.
(USD millions)	Q4 2023	Q4 2022

Depreciation, amortization and impairments on:
Property, plant and equipment	246	349

Right-of-use assets	66	70

Intangible assets	1 276	1 403

Financial assets [1]	37	-28

Change in provisions and other non-current liabilities	-171	483

Losses/(gains) on disposal and other adjustments on property, plant and equipment; intangible assets; financial assets; and other non-current assets, net	101	-127

Equity-settled compensation expense	248	189

Loss from associated companies	6	3

Income taxes	-261	254

Net financial expense	199	183

Other	44	-23

Total	1 791	2 756

[1] Includes fair value changes
(USD millions)	FY 2023	FY 2022

Depreciation, amortization and impairments on:
Property, plant and equipment	1 006	1 374

Right-of-use assets	263	270

Intangible assets	7 008	5 061

Financial assets [1]	106	260

Change in provisions and other non-current liabilities	61	1 318

Gains on disposal and other adjustments on property, plant and equipment; intangible assets; financial assets; and other non-current assets, net	-180	-308

Equity-settled compensation expense	865	791

Loss from associated companies	13	11

Income taxes	551	1 128

Net financial expense	633	758

Other	43	-32

Total	10 369	10 631

[1] Includes fair value changes
In the fourth quarter of 2023 and 2022, there were no additions to intangible assets with deferred payments.
In the fourth quarter of 2023, there were USD 183 million (Q4 2022: USD 50 million) additions to right-of-use assets recognized.
In 2023, other than through business combinations, there were no additions to intangible assets with deferred payments (2022: USD 635 million).
In 2023, there were USD 421 million (2022: USD 216 million) additions to right-of-use assets recognized.
7.2. Total amount of income taxes paid
In 2023, the total amount of income taxes paid by continuing operations was USD 2 787 million (Q4 2023: USD 1 093 million) and by discontinued operations was USD 162 million (Q4 2023: nil), which was included within “Net cash flows from operating activities from discontinued operations.” In 2023, the total amount of income taxes paid by the Company was USD 2 949 million (Q4 2023: USD 1 093 million).
In 2022, the total amount of income taxes paid by continuing operations was USD 1 702 million (Q4 2022: USD 334 million) and by discontinued operations was USD 273 million (Q4 2022: USD 82 million), which was included within “Net cash flows from operating activities from discontinued operations.” In 2022, the total amount of income taxes paid by the Company was USD 1 975 million (Q4 2022: USD 416 million).

7.3. Cash flows from changes in working capital and other operating items included in the net cash flows from operating activities from continuing operations
(USD millions)	Q4 2023	Q4 2022	FY 2023	FY 2022

(Increase)/decrease in inventories	33	-46	-546	-560

(Increase)/decrease in trade receivables	-240	428	-1 504	-397

Increase/(decrease) in trade payables	564	144	479	-181

Change in other current and non-current assets	-41	2	-125	-84

Change in other current liabilities	-700	-72	1 327	426

Total	-384	456	-369	-796

7.4. Cash flows arising from acquisitions and divestments of businesses, net
The following table is a summary of the cash flow impact of acquisitions and divestments of businesses. The most significant transactions are described in Note 3.
(USD millions)	Q4 2023	Q4 2022	FY 2023	FY 2022

Net assets recognized as a result of acquisitions of businesses	-3		-3 699	-1 077

Fair value of previously held equity interests	-1	-1	26	21

Contingent consideration payable, net	-7		146	224

Payments, deferred consideration and other adjustments, net	5	-1	-34	0

Cash flows used for acquisitions of businesses	-6	-2	-3 561	-832

Cash flows (used for)/from divestments of businesses, net [1]	-2	-5	3	-8

Cash flows used for acquisitions and divestments of businesses, net	-8	-7	-3 558	-840

[1] In 2023, USD 3 million (Q4 2023: USD 2 million net cash outflows) represented the net cash inflows from divestments in prior years.
     In 2022, USD 8 million (Q4 2022: USD 5 million) net cash outflows from divestments of businesses included USD 20 million (Q4 2022: nil) reduction to cash and cash equivalents due to the derecognized cash and cash equivalents following a loss of control of a company upon expiry of an option to purchase the company, partly offset by USD 12 million net cash inflows (Q4 2022: USD 5 million net cash outflows) from business divestments in 2022 and in prior years.

     In 2022, the net identifiable assets of divested businesses amounted to USD 139 million (Q4 2022: USD 33 million), comprised of non-current assets of USD 127 million (Q4 2022: USD 14 million), current assets of USD 70 million (Q4 2022: USD 48 million), including USD 62 million (Q4 2022: USD 42 million) cash and cash equivalents and of non-current and current liabilities of USD 58 million (Q4 2022: USD 29 million). The deferred sale price receivable and other adjustments amounted to USD 19 million (Q4 2022: USD 19 million).

Note 3 and Note 8 provide further information regarding acquisitions and divestments of businesses. All acquisitions were for cash.

8. Acquisitions of businesses
Fair value of assets and liabilities arising from acquisitions of businesses:
(USD millions)	FY 2023	FY 2022

Property, plant and equipment	18	13

Right-of-use assets	16	12

Acquired research and development	2 931	1 209

Other intangible assets	15

Deferred tax assets	34	56

Non-current financial and other assets	164

Trade receivable and financial and other current assets	183	5

Cash and cash equivalents	226	89

Deferred tax liabilities	-474	-300

Current and non-current lease liabilities	-51	-12

Trade payables and other liabilities	-231	-67

Net identifiable assets acquired	2 831	1 005

Acquired cash and cash equivalents	-226	-89

Goodwill	1 094	161

Net assets recognized as a result of acquisitions of businesses [1]	3 699	1 077

[1] All net assets recognized relate to business combinations of continuing operations.
Note 3 details significant acquisitions of businesses, specifically the acquisition of DTx Pharma and Chinook Therapeutics in the third quarter of 2023, and of Gyroscope in 2022. The goodwill arising out of the acquisitions was mainly attributable to synergies, the accounting for deferred tax liabilities on acquired assets and the assembled workforce. None of the goodwill was tax deductible.
9. Legal proceedings update
A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. Legal proceedings are inherently unpredictable. As a result, the Company may become subject to substantial liabilities that may not be covered by insurance and may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 20 to the Consolidated Financial Statements in our 2022 Annual Report and 2022 Form 20-F contains a summary as of the date of these reports of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of January 30, 2024, of significant developments in those proceedings, as well as any new significant proceedings commenced since the date of the 2022 Annual Report and 2022 Form 20-F.
Investigations and related litigations
Lucentis/Avastin® matters
In connection with an investigation into whether Novartis entities, F. Hoffmann-La Roche AG, Genentech Inc. and Roche S.p.A. colluded to artificially preserve the market positions of Avastin® and Lucentis, in 2014 the Italian Competition Authority (ICA) imposed a fine equivalent to USD 125 million on the Novartis entities. Novartis paid the fine, subject to the right to later claim recoupment, and appealed before the Consiglio di Stato (CdS). In 2014 and 2015, the Italian Ministry of Health and the Lombardia region sent letters with payment requests for a total equivalent of approximately USD 1.3 billion in damages from Novartis and Roche entities based on these allegations. In 2019, the CdS upheld the ICA decision and fine. Following that CdS decision, several additional Italian regions and hospitals sent letters claiming damages for an aggregate amount of approximately USD 330 million. None of these claims have been asserted in legal proceedings. Novartis filed a revocation action before the CdS in 2019 and a further appeal before the Supreme Court in 2020. Respectively in October 2021 and May 2023, the Supreme Court and the CdS rejected Novartis’s actions.
The ICA decision is now final.
In 2019, the French Competition Authority (FCA) issued a Statement of Objections against Novartis entities, alleging anti-competitive practices on the French market for anti-vascular endothelial growth factor treatments for wet age-related macular degeneration from 2008 to 2013. In 2020, the FCA issued a decision finding that the Novartis entities had infringed competition law by abusing a dominant position and imposing a fine equivalent to approximately USD 452 million. Novartis paid the fine, again subject to recoupment, and appealed the FCA’s decision. In February 2023, the Paris Court of Appeal (Court) overturned the FCA’s decision which triggered the reimbursement of the originally paid fine (recorded as “Other income” in the Company’s consolidated income statement), and, in March 2023, the FCA appealed the Court’s decision. Novartis is the subject of similar investigations and proceedings involving the competition authority in Greece and is currently in an appeal process in Turkey. Novartis continues to vigorously contest all claims in both countries. A similar matter involving the competition authority in Belgium is concluded. Novartis is also challenging policies and regulations allowing off-label/unlicensed use and reimbursement for economic reasons in Turkey.
Greece Investigation
The Greek authorities are investigating legacy allegations of potentially inappropriate economic benefits to healthcare providers, government officials and others in Greece. These authorities include the Greek Coordinating Body for Inspection and Control, and the Greek Body of Prosecution of Financial Crime (SDOE), from which the Company received a summons in 2018 and 2020. Novartis has cooperated in these investigations. In 2021, SDOE imposed on Novartis Hellas a fine equivalent to approximately USD 1.2 million; Novartis Hellas appealed the fine and, in September 2023, the Court overturned the decision and fine. The Greek State filed an appeal. In 2022, the Greek State served a civil lawsuit on Novartis Hellas, seeking approximately USD 225 million for moral damages allegedly arising from the conduct that was the subject of the Company’s 2020 settlement with the US Department of Justice (DOJ) regarding allegations of inappropriate economic benefits in Greece that was disclosed in the 2020 Annual Report and the 2020 Form 20-F. The claims are being vigorously contested.
Inflation Reduction Act (IRA) litigation
In 2023, following the U.S. government’s selection of Entresto for the first round of the IRA’s “Medicare Drug Price Negotiation Program,” NPC filed a complaint in the U.S. District Court (USDC) for the District of New Jersey on the grounds that those drug price-setting provisions are unconstitutional under the First, Fifth and Eighth Amendments to the U.S. Constitution.
U.S. Government Foreign Corrupt Practices Act (FCPA) investigations – Concluded matter
As previously disclosed in Note 20 to the Consolidated Financial Statements in our 2020 Annual Report, Novartis reached settlements with the DOJ and the US Securities and Exchange Commission (SEC) that resolved all FCPA investigations into historical conduct by Novartis and its subsidiaries. To resolve the DOJ investigation, Novartis Hellas S.A.C.I. entered into a deferred prosecution agreement (DPA) with the DOJ. To resolve the SEC investigation, Novartis AG reached an agreement that resulted in an Order issued by the SEC. The DPA and the Order each contained certain reporting and compliance obligations for a three-year term, which ended on June 26, 2023. On December 21, 2023, the court formally dismissed the Information filed against Novartis Hellas S.A.C.I. at the request of the DOJ. This matter is now concluded.
Antitrust class actions
Exforge
Since 2018, Novartis Group companies as well as other pharmaceutical companies have been sued by various direct and indirect purchasers of Exforge in multiple US individual and putative class action complaints. They claim that Novartis made a reverse payment in the form of an agreement not to launch an authorized generic, alleging violations of federal antitrust law and state antitrust, consumer protection and common laws, and seeking damages as well as injunctive relief. The cases were consolidated in the S.D.N.Y. In 2022, Novartis agreed to a settlement in principle to pay USD 245 million to resolve these cases. In Q1 2023 Novartis paid USD 245 million to fund the required trust accounts. Certain of these settlements were subject to court approval, a process that was completed in October 2023, which means the matters are finally disposed of and completed.
Discontinued operations
On October 4, 2023, the separation and spin-off of the Sandoz business was completed (see Note 2). Pursuant to the Separation and Distribution Agreement between Novartis and Sandoz entered into in connection with that separation and spin-off, Sandoz and Novartis agreed, subject to certain limitations, exclusions and conditions, that Sandoz would retain or assume (as applicable) liabilities, including pending and future claims, which relate to the spun-off Sandoz business (whether arising prior to, at or after the date of execution of the Separation and Distribution Agreement), including the matters described below (the description of which was accurate as at the time of the spin-off). Additionally, pursuant to the Separation and Distribution Agreement, Sandoz has agreed to indemnify Novartis and each of its directors, officers, managers, members, agents and employees against liabilities incurred in connection with the spun-off Sandoz business, including the matters described below.
Government generic pricing antitrust investigations, antitrust class actions in the United States
Since 2016, Sandoz Inc. has been part of an investigation into alleged price fixing and market allocation of generic drugs in the United States. In 2020, Sandoz Inc. reached a resolution with the DOJ Antitrust Division, pursuant to which Sandoz Inc. paid USD 195 million and entered into a deferred prosecution agreement (DPA). The Sandoz Inc. resolution related to instances of misconduct at the Company between 2013 and 2015 with regard to certain generic drugs sold in the United States. The term of the DPA concluded in March 2023 and the underlying matter has been dismissed. Sandoz Inc. also finalized a resolution with the DOJ Civil Division and in 2021 paid USD 185 million to settle related claims arising under the False Claims Act, and entered into a corporate integrity agreement with the Office of Inspector

General (OIG) of the US Department of Health and Human Services (HHS). This resolved all federal government matters related to price fixing allegations.
Since the third quarter of 2016, Sandoz Inc. and Fougera Pharmaceuticals Inc. have been sued alongside other generic pharmaceutical companies in numerous related individual and putative class action complaints by direct and indirect private purchasers and by over 50 US states and territories, represented by their respective Attorneys General. Plaintiffs claim that defendants, including Sandoz Inc., engaged in price fixing and market allocation of generic drugs in the United States, and seek damages and injunctive relief. The litigation includes complaints alleging product-specific conspiracies, as well as complaints alleging the existence of an overarching industry conspiracy, and assert claims for damages and penalties under federal and state antitrust and consumer protection acts. The cases have been consolidated for pretrial purposes in the USDC for the Eastern District of Pennsylvania, and as at the date of the spin-off of Sandoz the claims are being vigorously contested by Sandoz.
Government opioid litigation in the United States and Canada relating to Sandoz products
Sandoz and Novartis entities are named as defendants in opioids litigation in the US and Canada. In the US, Sandoz is named in more than 600 complaints filed in multidistrict litigation (MDL) in US federal court in the Northern District of Ohio and 149 of those cases also name Novartis AG and/or NPC. In addition to the MDL, fewer than 10 lawsuits have been filed against Sandoz and, in certain cases, certain Novartis entities in US state and federal courts. The plaintiffs are various US political subdivisions (including certain cities, counties, states, other governmental agencies and tribes), school districts, hospitals and third-party payors, and they seek civil damages under various state law grounds, including consumer protection and nuisance, allegedly arising from the manufacture, promotion, sale and distribution of opioids. On August 31, 2023, Sandoz entered into a settlement for the opioids litigation in the US. Under the settlement, Sandoz will pay USD 100 million into a qualified settlement fund administered by a third party within 30 days of the time when 85% of plaintiffs who filed cases against Sandoz agree to participate in the settlement. The deadline for plaintiffs to elect to participate in the settlement is January 31, 2024, although that date can be extended.
In Canada, Sandoz has been named in 6 class actions initiated in the provinces of British Columbia, Ontario, Alberta, Saskatchewan, and Québec. As at the date of the spin-off of Sandoz the claims are being vigorously contested by Sandoz.
In addition to the matters described above, there have been other non-material developments in the other legal matters described in Note 20 to the Consolidated Financial Statements contained in our 2022 Annual Report and 2022 Form 20-F.
Novartis believes that its total provisions for investigations, product liability, arbitration and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, there can be no assurance that additional liabilities and costs will not be incurred beyond the amounts provided.
10. Operating segment
Prior to the September 15, 2023, shareholders’ approval of the spin-off of the Sandoz business (refer to Note 1, Note 2 and Note 3 for additional information), the businesses of Novartis were divided operationally on a worldwide basis into two identified reporting segments: Innovative Medicines Division and the Sandoz Division. In addition, we separately reported Corporate activities.
Following the September 15, 2023, shareholders’ approval of the spin-off of the Sandoz business, the Company reported its consolidated financial statements for the current and prior years as “continuing operations” and “discontinued operations” (see Note 1, Note 2 and Note 3).
Continuing operations include the retained business activities of Novartis, comprising the innovative medicines business (previously the Innovative Medicines Division) and the continuing corporate activities.
Discontinued operations include the Sandoz generic pharmaceuticals and biosimilars business (the Sandoz Division) and certain corporate activities attributable to Sandoz’s business, as well as certain expenses related to the spin-off. Included in 2023 is also the IFRS Accounting Standards non-cash, non-taxable net gain on the Distribution of Sandoz Group AG to Novartis AG shareholders. For further details and disclosures on discontinued operations, refer to Note 2, Note 3 and Note 13.
Effective January 1, 2023, the Sandoz business bio-technology manufacturing services to other companies’ activities and the Coartem brand were transferred to the Novartis continuing operations. The financial information of the Novartis continuing operations and discontinued operations were accordingly adapted in 2023 and prior years, in compliance with IFRS Accounting Standards. This restatement had no impact on the reported financial results and consolidated balance sheet of the total Company.
The Company’s continuing operations is engaged in the research, development, manufacturing, distribution, and commercialization and sale of innovative medicines, with a focus on the core therapeutic areas: cardiovascular, renal and metabolic; immunology; neuroscience; oncology; and established brands.
Following the spin-off of the Sandoz business, on October 3, 2023, Novartis operates as a single global operating segment innovative medicines company that is engaged in the research, development,

manufacturing, distribution and commercialization and sale of innovative medicines. The Company’s research, development manufacturing and supply of products and functional activities are managed globally on a vertically integrated basis. Commercial efforts that coordinate marketing, sales and distribution of these products are organized by geographic region, therapeutic area and established brands.
The Executive Committee of Novartis (ECN), chaired by the CEO, is the governance body responsible for allocating resources and assessing the business performance of the operating segment of the Company on a global basis and is the chief operating decision-maker (CODM) for the Company.
The determination of a single operating segment is consistent with the financial information regularly reviewed by the CODM for purposes of assessing performance and allocating resources.
See Note 11 for revenues and geographic information disclosures.
11. Revenues and geographic information
Net sales
Net sales information
Net sales from continuing operations comprise the following:
(USD millions)	Q4 2023	Q4 2022	FY 2023	FY 2022

Net sales to third parties from continuing operations	11 423	10 379	44 635	41 385

Sales to discontinued operations		197	805	821

Net sales from continuing operations	11 423	10 576	45 440	42 206

Net sales from continuing operations by region1
Fourth quarter
	Q4 2023 USD m	Q4 2022 USD m	% change USD	% change cc 2	Q4 2023 % of total	Q4 2022 % of total

US	4 763	4 218	13	13	42	40

Europe	3 716	3 595	3	2	33	34

Asia/Africa/Australasia	2 231	2 034	10	13	20	19

Canada and Latin America	713	729	-2	22	5	7

Total	11 423	10 576	8	10	100	100

Of which in established markets	8 655	7 985	8	7	76	76

Of which in emerging growth markets	2 768	2 591	7	18	24	24

[1] Net sales from continuing operations by location of customer. Emerging growth markets comprise all markets other than the established markets of the US, Canada, Western Europe, Japan, Australia and New Zealand. Novartis definition of Western Europe includes Austria, Belgium, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, Malta, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 49.
Net sales from continuing operations by region1
Full year
	FY 2023 USD m	FY 2022 USD m	% change USD	% change cc 2	FY 2023 % of total	FY 2022 % of total

US	17 959	15 935	13	13	40	38

Europe	14 997	14 371	4	4	33	34

Asia/Africa/Australasia	9 308	8 978	4	10	20	21

Canada and Latin America	3 176	2 922	9	20	7	7

Total	45 440	42 206	8	10	100	100

Of which in established markets	33 725	31 386	7	7	74	74

Of which in emerging growth markets	11 715	10 820	8	17	26	26

[1] Net sales from continuing operations by location of customer. Emerging growth markets comprise all markets other than the established markets of the US, Canada, Western Europe, Japan, Australia and New Zealand. Novartis definition of Western Europe includes Austria, Belgium, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, Malta, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 49.

Net sales from continuing operations by core therapeutic area and established brands
Fourth quarter
	Q4 2023	Q4 2022	% change	% change
	USD m	USD m 1	USD	cc 2

Cardiovascular, renal and metabolic
Entresto	1 635	1 291	27	26

Leqvio	123	42	193	190

Other	1		nm	nm

Total cardiovascular, renal and metabolic	1 759	1 333	32	32

Immunology
Cosentyx	1 303	1 080	21	21

Xolair [3]	378	323	17	16

Ilaris	376	301	25	29

Total immunology	2 057	1 704	21	21

Neuroscience
Kesimpta	641	369	74	73

Zolgensma	286	309	-7	-4

Mayzent	106	99	7	7

Aimovig	69	59	17	14

Total neuroscience	1 102	836	32	33

Oncology
Promacta/Revolade	563	540	4	4

Kisqali	610	357	71	76

Tafinlar + Mekinist	486	465	5	7

Tasigna	446	475	-6	-6

Jakavi	444	388	14	14

Pluvicto	273	179	53	53

Lutathera	147	128	15	13

Kymriah	120	139	-14	-14

Piqray/Vijoice	131	112	17	18

Scemblix	125	52	140	143

Votrient	77	103	-25	-26

Adakveo	45	51	-12	-11

Tabrecta	41	36	14	13

Total oncology	3 508	3 025	16	17

Total promoted brands	8 426	6 898	22	23

Established brands
Lucentis	301	398	-24	-25

Sandostatin	316	305	4	5

Gilenya	154	346	-55	-55

Exforge Group	156	159	-2	-1

Galvus Group	153	209	-27	-17

Diovan Group	147	142	4	6

Gleevec/Glivec	128	175	-27	-25

Afinitor/Votubia	97	106	-8	-7

Contract manufacturing [4]	302	313	-4	-5

Other [4]	1 243	1 525	-18	-11

Total established brands [4]	2 997	3 678	-19	-15

Total net sales from continuing operations	11 423	10 576	8	10

[1] In Q1 2023 Lucentis was reclassified from other promoted brands to established brands and Gilenya was reclassified from neuroscience to established brands. These reclassifications have been reflected in Q3 2022.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 49.
[3] Net sales to from continuing operations reflect Xolair sales for all indications.
[4] Effective January 1, 2023, the discontinued operations Sandoz business transferred to Novartis continuing operations its bio-technology manufacturing services to other companies’ activities (included in Contract manufacturing) and the Coartem brand (included in Other). The financial information of the Novartis continuing operations and discontinued operations were adapted accordingly in 2022 and 2021, in compliance with IFRS Accounting Standards. See Note 10 for additional information.

nm = not meaningful

Net sales from continuing operations by core therapeutic area and established brands
Full year
	FY 2023	FY 2022	% change	% change
	USD m	USD m 1	USD	cc 2

Cardiovascular, renal and metabolic
Entresto	6 035	4 644	30	31

Leqvio	355	112	217	217

Other	1		nm	nm

Total cardiovascular, renal and metabolic	6 391	4 756	34	36

Immunology
Cosentyx	4 980	4 788	4	5

Xolair [3]	1 463	1 365	7	9

Ilaris	1 355	1 133	20	22

Other		1	nm	nm

Total immunology	7 798	7 287	7	8

Neuroscience
Kesimpta	2 171	1 092	99	99

Zolgensma	1 214	1 370	-11	-9

Mayzent	392	357	10	10

Aimovig	266	218	22	21

Other		1	nm	nm

Total neuroscience	4 043	3 038	33	34

Oncology
Promacta/Revolade	2 269	2 088	9	10

Kisqali	2 080	1 231	69	75

Tafinlar + Mekinist	1 922	1 770	9	11

Tasigna	1 848	1 923	-4	-3

Jakavi	1 720	1 561	10	12

Pluvicto	980	271	262	261

Lutathera	605	471	28	28

Kymriah	508	536	-5	-5

Piqray/Vijoice	505	373	35	37

Scemblix	413	149	177	179

Votrient	390	474	-18	-17

Adakveo	195	194	1	0

Tabrecta	154	133	16	16

Other	1	2	-50	nm

Total oncology	13 590	11 176	22	23

Total promoted brands	31 822	26 257	21	23

Established brands
Lucentis	1 475	1 874	-21	-20

Sandostatin	1 314	1 238	6	8

Gilenya	925	2 013	-54	-54

Exforge Group	713	743	-4	-1

Galvus Group	692	859	-19	-11

Diovan Group	613	652	-6	-1

Gleevec/Glivec	561	745	-25	-22

Afinitor/Votubia	408	512	-20	-18

Contract manufacturing [4]	1 490	1 200	24	22

Other [4]	5 427	6 113	-11	-6

Total established brands [4]	13 618	15 949	-15	-12

Total net sales from continuing operations	45 440	42 206	8	10

[1] In Q1 2023 Lucentis was reclassified from other promoted brands to established brands and Gilenya was reclassified from neuroscience to established brands.These reclassifications have been reflected in 9M 2022.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 49.
[3] Net sales from continuing operations reflect Xolair sales for all indications.
[4] Effective January 1, 2023, the discontinued operations Sandoz business transferred to Novartis continuing operations its bio-technology manufacturing services to other companies’ activities (included in Contract manufacturing) and the Coartem brand (included in Other). The financial information of the Novartis continuing operations and discontinued operations were adapted accordingly in 2022 and 2021, in compliance with IFRS Accounting Standards. See Note 10 for additional information.

nm = not meaningful

Net sales from continuing operations of the top 20 brands in 2023
Fourth quarter
			US		Rest of world			Total

Brands	Brand classification by therapeutic area or established brands	Key indications	USD m	% change USD/cc 1	USD m	% change USD	% change cc 1	USD m	% change USD	% change cc 1

Entresto	Cardiovascular, renal and metabolic	Chronic heart failure, hypertension	880	27	755	26	26	1 635	27	26

Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA), hidradenitis suppurativa (HS)	741	17	562	26	26	1 303	21	21

Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	301	7	262	2	1	563	4	4

Kesimpta	Neuroscience	Relapsing-remitting multiple sclerosis (RRMS)	453	48	188	198	193	641	74	73

Kisqali	Oncology	HR+/HER2- metastatic breast cancer	332	123	278	34	42	610	71	76

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic adjuvant melanoma, advanced non-small cell lung cancer (NSCLC), tumor agnostic with BRAF mutation indication	200	14	286	-1	2	486	5	7

Tasigna	Oncology	Chronic myeloid leukemia (CML)	220	-1	226	-10	-10	446	-6	-6

Jakavi	Oncology	Myelofibrosis (MF), polycytomia vera (PV), graft-versus-host disease (GvHD)			444	14	14	444	14	14

Lucentis [2]	Established brands	Age-related macular degeneration (AMD), diabetic macular edema (DME), retinal vein occlusion (RVO)			301	-24	-25	301	-24	-25

Xolair [3]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps			378	17	16	378	17	16

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD, gout)	200	21	176	29	38	376	25	29

Sandostatin	Established brands	Carcinoid tumors, acromegaly	199	-2	117	15	18	316	4	5

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	90	-9	196	-7	-1	286	-7	-4

Pluvicto	Oncology	PSMA-positive mCRPC patients post-ARPI, post-Taxane	251	48	22	144	140	273	53	53

Gilenya [2]	Established brands	Relapsing multiple sclerosis (RMS)	55	-71	99	-37	-35	154	-55	-55

Exforge Group	Established brands	Hypertension	2	0	154	-2	-1	156	-2	-1

Galvus Group	Established brands	Type 2 diabetes			153	-27	-17	153	-27	-17

Diovan Group	Established brands	Hypertension	14	-18	133	6	10	147	4	6

Lutathera	Oncology	GEP-NETs gastroenteropancreatic neuroendocrine tumors	103	12	44	22	15	147	15	13

Gleevec/Glivec	Established brands	Chronic myeloid leukemia (CML), gastrointestinal stromal tumors (GIST)	32	-35	96	-24	-20	128	-27	-25

Top 20 brands total			4 073	18	4 870	8	10	8 943	13	14

Rest of portfolio [4]			690	-10	1 790	-4	2	2 480	-6	-2

Total net sales from continuing operations [4]			4 763	13	6 660	5	8	11 423	8	10

[1] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 49.
[2] In the first quarter of 2023 Lucentis was reclassified from other promoted brands to established brands and Gilenya was reclassified from neuroscience to established brands.
[3] Net sales reflect Xolair sales for all indications.
[4] Effective January 1, 2023, the discontinued operations Sandoz business bio-technology manufacturing services to other companies’ activities and the Coartem brand were transferred to the Novartis continuing operations. The financial information of the Novartis continuing operations and discontinued operations were adapted accordingly in 2022, in compliance with IFRS Accounting Standards. See Note 10.

nm = not meaningful

Net sales from continuing operations of the top 20 brands in 2023
Full year
			US		Rest of world			Total

Brands	Brand classification by therapeutic area or established brands	Key indications	USD m	% change USD/cc 1	USD m	% change USD	% change cc 1	USD m	% change USD	% change cc 1

Entresto	Cardiovascular, renal and metabolic	Chronic heart failure, hypertension	3 067	30	2 968	30	32	6 035	30	31

Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA), hidradenitis suppurativa (HS)	2 636	-5	2 344	16	19	4 980	4	5

Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	1 205	11	1 064	6	8	2 269	9	10

Kesimpta	Neuroscience	Relapsing-remitting multiple sclerosis (RRMS)	1 528	66	643	276	272	2 171	99	99

Kisqali	Oncology	HR+/HER2- metastatic breast cancer	1 032	119	1 048	38	47	2 080	69	75

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic adjuvant melanoma, advanced non-small cell lung cancer (NSCLC), tumor agnostic with BRAF mutation indication	791	17	1 131	4	8	1 922	9	11

Tasigna	Oncology	Chronic myeloid leukemia (CML)	884	1	964	-8	-5	1 848	-4	-3

Jakavi	Oncology	Myelofibrosis (MF), polycytomia vera (PV), graft-versus-host disease (GvHD)			1 720	10	12	1 720	10	12

Lucentis [2]	Established brands	Age-related macular degeneration (AMD), diabetic macular edema (DME), retinal vein occlusion (RVO)			1 475	-21	-20	1 475	-21	-20

Xolair [3]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps			1 463	7	9	1 463	7	9

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD, gout)	686	20	669	19	24	1 355	20	22

Sandostatin	Established brands	Carcinoid tumors, acromegaly	829	4	485	11	15	1 314	6	8

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	372	-14	842	-10	-7	1 214	-11	-9

Pluvicto	Oncology	PSMA-positive mCRPC patients post-ARPI, post-Taxane	921	265	59	211	195	980	262	261

Gilenya [2]	Established brands	Relapsing multiple sclerosis (RMS)	359	-69	566	-34	-33	925	-54	-54

Exforge Group	Established brands	Hypertension	13	-7	700	-4	-1	713	-4	-1

Galvus Group	Established brands	Type 2 diabetes			692	-19	-11	692	-19	-11

Diovan Group	Established brands	Hypertension	52	-5	561	-6	-1	613	-6	-1

Lutathera	Oncology	GEP-NETs gastroenteropancreatic neuroendocrine tumors	427	29	178	27	26	605	28	28

Gleevec/Glivec	Established brands	Chronic myeloid leukemia (CML), gastrointestinal stromal tumors (GIST)	150	-27	411	-24	-20	561	-25	-22

Top 20 brands total			14 952	15	19 983	6	9	34 935	10	12

Rest of portfolio [4]			3 007	1	7 498	1	5	10 505	1	4

Total net sales from continuing operations [4]			17 959	13	27 481	5	8	45 440	8	10

[1] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 49.
[2] In the first quarter of 2023 Lucentis was reclassified from other promoted brands to established brands and Gilenya was reclassified from neuroscience to established brands.
[3] Net sales reflect Xolair sales for all indications.
[4] Effective January 1, 2023, the discontinued operations Sandoz business bio-technology manufacturing services to other companies’ activities and the Coartem brand were transferred to the Novartis continuing operations. The financial information of the Novartis continuing operations and discontinued operations were adapted accordingly in 2022, in compliance with IFRS Accounting Standards. See Note 10.

nm = not meaningful

Other revenues
(USD millions)	Q4 2023	Q4 2022	FY 2023	FY 2022

Profit sharing income	245	247	941	921

Royalty income	24	14	87	35

Milestone income	10	98	45	145

Other [1]	74	31	147	154

Total other revenues	353	390	1 220	1 255

[1] Other includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales.
12. Other interim disclosures
Restructuring provisions movements
(USD millions)	Q4 2023	Q4 2022	FY 2023	FY 2022

Balance at beginning of period	809	903	1 131	345

Provisions related to discontinued operations [1]			-51

Additions to provisions [2]	135	517	658	1 368

Cash payments [3]	-171	-237	-816	-468

Releases of provisions [4]	-78	-7	-193	-42

Transfers [5]	-14	-52	-57	-53

Currency translation effects	22	7	31	-19

Balance at closing of period	703	1 131	703	1 131

[1] Notes 2, 3 and 13 provide information related to discontinued operations.
[2] Additions to provisions charged to the consolidated income statement from continuing operations were USD 512 million in Q4 2022 and USD 1.3 billion in FY 2022.
[3] Cash-payments from continuing operations were USD 224 million in Q4 2022 and USD 421 million in FY 2022
[4] Releases of provisions credited to the consolidated income statement from continuing operations were USD 8 million in Q4 2022 and USD 33 million in FY 2022.
[5] Transfers from continuing operations were USD 51 million in Q4 2022 and USD 53 million in FY 2022.
In 2023, additions to provisions of USD 658 million (Q4: USD 135 million) mainly related to the continuation of the initiative announced in April 2022, to implement a new streamlined organizational model designed to support innovation, growth and productivity.
In 2022, additions to provisions of USD 1.4 billion (Q4: USD 517 million) mainly related to the initiative announced in April 2022, to implement a new streamlined organizational model designed to support innovation, growth and productivity, as well as, to the continuation of the 2021 restructuring initiatives.
Property, plant and equipment, Right-of-use assets and Intangible assets
The following table shows additional disclosures related to property, plant and equipment, right-of-use assets and intangible assets for continuing operations:

(USD millions)	Q4 2023	Q4 2022	FY 2023	FY 2022

Property, plant and equipment impairment charges	-21	-91	-106	-411

Property, plant and equipment impairment reversal	5	1	16	4

Property, plant and equipment depreciation charge	-230	-259	-916	-967

Property, plant and equipment additions	417	305	1 065	930

Right-of-use assets impairment charges	-2	-3	-4	-3

Right-of-use assets depreciation charge	-64	-67	-259	-267

Right-of-use assets additions	183	50	421	216

Intangible assets impairment charges [1]	-383	-443	-3 048	-1 301

Intangible assets amortization charge	-893	-960	-3 960	-3 760

Intangible assets additions	543	284	1 576	1 930

[1] FY 2023 intangible assets impairment charges include the write-down of IPR&D on the cessation of clinical development programs, including the clinical development programs PPY988 (USD 1.0 billion), which was acquired with the 2022 acquistion of Gyroscope Therapeutics Holdings plc (See Note 3), VDT482 (USD 0.4 billion) and MBG453 (USD 0.3 billion), and the clinical research program NIZ985 (USD 0.3 billion); as well as the write-down of a currently marketed product by USD 0.3 billion to reflect reduction in its recoverable amount.

FY 2022 intangible assets impairment charges include the write-down of IPR&D on the cessation of clinical development programs, including UNR844 (USD 0.6 billion).
In full year and fourth quarter 2023, there were no reversals of prior-year impairment charges on intangible assets and right-of-use assets.
Financial debt
In the third quarter of 2023, Novartis repaid the 0.5% coupon bond with a notional amount of EUR 750 million issued in 2018 by Novartis Finance SA, Luxembourg, in accordance with its terms.
In the third quarter of 2023, Novartis repaid the 0.125% coupon bond with a notional amount of EUR 1.25 billion issued in 2016 by Novartis Finance SA, Luxembourg, in accordance with its terms.
Other commitments
The Company has entered into various purchase commitments for services and materials as well as for equipment in the ordinary course of business. These commitments are generally entered into at current market prices and reflect normal business operations. The Company routinely acquires businesses and interests in intellectual property focused on key disease areas and indications that the Company expects to be growth drivers in the future. The Company has commitments through to the date the consolidated financial statements were approved for publication (see Note 14), totaling USD 3.8 billion (of which USD 3.4 billion may become payable in 2024) related to the acquisition of businesses and interests in intellectual property, the majority of which is subject to the satisfaction of conditions precedent in the arrangements.
13. Discontinued operations
Discontinued operations include the operational results from the Sandoz generic pharmaceuticals and biosimilars division and certain corporate activities attributable to the Sandoz business, as well as certain other expenses related to the spin-off. Included in 2023 is also the IFRS Accounting Standards no-cash, non-taxable net gain on the distribution of Sandoz Group AG to Novartis AG shareholders (refer to Notes 2 and 3 for further details).
The Sandoz business operates in the off-patent medicines segment and specializes in the development, manufacturing, and marketing of generic pharmaceuticals and biosimilars. The Sandoz business is organized globally into two franchises: Generics and Biosimilars.

Net income from discontinued operations
(USD millions unless indicated otherwise)	Q4 2023	Q4 2022	FY 2023 [1]	FY 2022

Net sales to third parties from discontinued operations		2 311	7 128	9 160

Sales to continuing operations		63	300	212

Net sales from discontinued operations		2 374	7 428	9 372

Other revenues		7	19	28

Cost from goods sold		-1 292	-4 044	-4 937

Gross profit from discontinued operations		1 089	3 403	4 463

Selling, general and administration		-564	-1 728	-2 060

Research and development		-226	-671	-824

Other income		13	56	109

Other expense		-118	-795	-437

Operating income from discontinued operations		194	265	1 251

as % from net sales		8.2%	3.6%	13.3%

Income from associated companies			2	2

Interest expense		-12	-33	-37

Other financial income and expense		-10	-20	-22

Income before taxes from discontinued operations		172	214	1 194

Income taxes [2]	-18	-21	208	-288

Net income from discontinued operations before gain on distribution from Sandoz Group AG to Novartis AG shareholders	-18	151	422	906

Gain on distribution from Sandoz Group AG to Novartis AG shareholders [3]	5 860		5 860

Net income from discontinued operations	5 842	151	6 282	906

[1] The net income from discontinued operations for 2023 is for the period from January 1, 2023, to the October 3, 2023, Distribution date.
[2] The tax rate in 2023 was impacted by non-recurring items such as tax benefits arising from intercompany transactions to effect the spin-off of the Sandoz business, net decreases in uncertain tax positions of the Sandoz business and the favorable settlement of a tax matter related to the Alcon business, which was spun-off in 2019. Excluding these impacts, the tax rate would have been 31.2% in 2023, compared to 24.1% in 2022. The tax rate in 2023 is higher than 2022 primarily due to a change in profit mix between years. The tax expense in the fourth quarter 2023 mainly arose from transactions to effect the spin-off of the Sandoz business.

[3] See Note 3 for further details on the non-taxable, non-cash gain on distribution of Sandoz Group AG to Novartis AG shareholders.
Net assets derecognized
The following table presents the Sandoz business net assets derecognized as at October 3, 2023 Distribution (spin-off) date:
(USD millions)	Oct 3, 2023

Property, plant and equipment	1 447

Right-of-use assets	133

Goodwill	7 424

Intangible assets other than goodwill	1 481

Deferred tax assets	624

Financial assets, investments in associated companies and other non-current assets	142

Inventories	2 565

Trade receivables and other current assets	2 935

Cash and cash equivalents	686

Deferred tax liabilities	-270

Current and non-current lease liabilities	-139

Current and non-current financial debts	-3 691

Trade payables, provisions, current income tax liabilities and other liabilities	-4 690

Net assets derecognized	8 647

Supplemental disclosures related to discontinued operations
Significant transactions in 2021
On February 10, 2021, Sandoz entered into an agreement with certain subsidiaries of GlaxoSmithKline plc (GSK) for the acquisition of the GSK’s cephalosporin antibiotics business.
Under the agreement, Sandoz acquired the global rights to three established brands (Zinnat®, Zinacef® and Fortum®) in more than 100 markets. It excluded the rights in the US, Australia and Germany to certain of those brands, which were previously divested by GSK, and the rights in India, Pakistan, Egypt, Japan (to certain of the brands) and China, which will be retained by GSK. The transaction closed on October 8, 2021.
The purchase price consisted of a USD 350 million upfront payment paid at closing and potential milestone payments up to USD 150 million, which GSK is eligible to receive upon the achievement of certain annual sales milestones for the portfolio.
The fair value of the total purchase consideration was USD 415 million. The amount consisted of a payment of USD 351 million, including purchase price adjustments, and the fair value of contingent consideration of USD 64 million, which GSK is eligible to receive upon the achievement of specified milestones. The purchase price allocation resulted in net identifiable assets of USD 308 million, consisting of USD 292 million intangible assets and USD 16 million deferred tax assets. Goodwill amounted to USD 107 million.
The 2021 results of operations since the date of acquisition were not material.
Net income from discontinued operations
Included in net income from discontinued operations are:
(USD millions unless indicated otherwise)	Q4 2023	Q4 2022	FY 2023 [1]	FY 2022

Interest income			2	2

Depreciation of property, plant and equipment		-49	-144	-196

Depreciation of right-of-use assets		-8	-32	-33

Amortization of intangible assets		-54	-171	-222

Impairment charges on property, plant and equipment		-2	-5	-3

Impairment charges on right-of-use assets		1	-8

Impairment charges on intangible assets		-14	-44	-25

Impairment reversals of property, plant and equipment			1	3

Additions to restructuring provisions		-5	-27	-40

Equity-based compensation expense related to Novartis equity-based participation plans		-20	-60	-66

[1] 2023 amounts are for the period from January 1, 2023, to the October 3, 2023, Distribution date.
In 2023 and 2022, there were no reversals of impairment charges on right-of-use assets or on intangible assets of discontinued operations.
Balance sheet
The following shows for discontinued operations the additions to property, plant and equipment, right-of-use assets and to goodwill and intangible assets:
(USD millions)	Q4 2023	Q4 2022	FY 2023 [1]	FY 2022

Additions to property, plant and equipment		75	245	289

Additions to right-of-use assets		11	66	32

Additions to goodwill and intangible assets		60	221	163

[1] The additions for 2023 are for the period from January 1, 2023, to the October 3, 2023, Distribution date.
Financial debt
Sandoz business entered into financing agreements with a group of banks under which it borrowed on September 28, 2023 a total amount of USD 3.3 billion. See Note 3 for further disclosures.

Net cash flows used in investing activities from discontinued operations
Net cash flows used in investing activities from discontinued operations include the investing activities of the Sandoz business.
In 2023, other cash flows used in investing activities, net includes cash outflows of USD 22 million (Q4 2023: nil) for the acquisitions and divestments of business, net (2022: USD 39 million, Q4 2022: USD 2 million).
(USD millions)	Q4 2023	Q4 2022	FY 2023	FY 2022

Payments out of provisions for transaction costs attributable to the spin-off of the Sandoz business	-52		-52

Derecognized cash and cash equivalents attributable to the spin-off of the Sandoz business	-686		-686

Other cash flows used in investing activities, net		-148	-385	-436

Net cash flows used in investing activities from discontinued operations	-738	-148	-1 123	-436

Net cash flows from financing activities from discontinued operations
In 2023, the net cash inflows from financing activities from discontinued operations of USD 3.3 billion (2022: USD 119 million, Q4 2023: USD 111 million net cash outflows, Q4 2022: USD 105 million) were mainly driven by USD 3.6 billion cash inflows from bank borrowings (including the USD 3.3 billion Sandoz business borrowings from a group of banks on September 28, 2023, Q4 2023: nil) in connection with the Distribution (spin-off) of the Sandoz business to Novartis AG shareholders, partly offset by transaction cost payments of USD 0.2 billion (2022: nil, Q4 2023: USD 0.1 billion, Q4 2022: nil) directly attributable to the Distribution (spin-off) of the Sandoz business (see Note 3).
For additional information related to the October 3, 2023 distribution (spin-off) of the Sandoz business to Novartis AG shareholders, effected through a dividend in kind distribution of Sandoz Group AG shares to Novartis AG shareholders and ADR holders, refer to Note 2 and Note 3.

14. Events subsequent to the December 31, 2023, consolidated balance sheet
Dividend proposal for 2023 and approval of Novartis 2023 consolidated financial statements
On January 30, 2024, the Novartis AG Board of Directors proposed the acceptance of the 2023 consolidated financial statements of Novartis for approval by the Annual General Meeting on March 5, 2024. Furthermore, also on January 30, 2024, the Board proposed a dividend of CHF 3.30 per share to be approved at the Annual General Meeting on March 5, 2024. If approved, the total dividend payments would amount to approximately USD 8.0 billion (2022: USD 7.3 billion), using the CHF/USD December 31, 2023, exchange rate.

Supplementary information (unaudited)

Non-IFRS disclosures
Novartis uses certain non-IFRS Accounting Standards metrics when measuring performance, especially when measuring current-year results against prior periods, including core results, constant currencies and free cash flow. These are referred to by Novartis as non-IFRS measures.
Despite the use of these measures by management in setting goals and measuring the Company’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS Accounting Standards. As a result, such measures have limits in their usefulness to investors.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS Accounting Standards measures) may not be comparable to the calculation of similar measures of other companies. These non-IFRS measures are presented solely to permit investors to more fully understand how the Company’s management assesses underlying performance. These non-IFRS measures are not, and should not be viewed as, a substitute for IFRS Accounting Standards measures and should be viewed in conjunction with the consolidated financial statements presented in accordance with IFRS Accounting Standards.
As an internal measure of Company performance, these non-IFRS measures have limitations, and the Company’s performance management process is not solely restricted to these metrics.
Core results
The Company’s core results – including core operating income, core net income and core earnings per share – exclude fully the amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss, impact of IAS 29 “Financial reporting in Hyperinflation Economies” to other financial income and expense, and certain acquisition- and divestment-related items. The following items that exceed a threshold of USD 25 million are also excluded: integration- and divestment-related income and expenses; divestment gains and losses; restructuring charges/releases and related items; legal-related items; impairments of property, plant and equipment, software, and financial assets, and income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a USD 25 million threshold.
Novartis believes that investor understanding of the Company’s performance is enhanced by disclosing core measures of performance since, core measures exclude items that can vary significantly from year to year, they enable better comparison of business performance across years. For this same reason, Novartis uses these core measures in addition to IFRS Accounting Standards and other measures as important factors in assessing the Company’s performance.
The following are examples of how these core measures are utilized:
• In addition to monthly reports containing financial information prepared in accordance with IFRS Accounting Standards, senior management receives a monthly analysis incorporating these non-IFRS core measures.
• Annual budgets are prepared for both IFRS Accounting Standards and non-IFRS core measures.
As an internal measure of Company performance, the core results measures have limitations, and the Company’s performance management process is not solely restricted to these metrics. A limitation of the core results measures is that they provide a view of the Company’s operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets, impairments to property, plant and equipment and restructurings and related items.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect the Company’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:
• The impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD
• The impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
We calculate constant currency measures by translating the current year’s foreign currency values for sales and other income statement items into USD (excluding the IAS 29 “Financial Reporting in Hyperinflationary Economies” adjustments to the local currency income statements of subsidiaries operating in hyperinflationary economies), using the average exchange rates from the prior year and comparing them to the prior year values in USD.
We use these constant currency measures in evaluating the Company’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance that are not affected by changes in the relative value of currencies.
Growth rate calculation
For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared with the prior year is shown as a positive growth.
Free cash flow
Effective January 1, 2023, Novartis revised its definition of free cash flow, to define free cash flow as net cash flows from operating activities less purchases of property, plant and equipment. This new definition provides a simpler performance measure focusing on core operating activities, and also excludes items that can vary significantly from year to year, thereby enabling better comparison of business performance across years. The prior year free cash flow amounts have been revised to conform with the new free cash flow definition to aid in comparability.
Free cash flow is a non-IFRS measure and is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS Accounting Standards. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Company’s ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is a measure of the net cash generated that is available for investment in strategic opportunities, returning to shareholders and for debt repayment. Free cash flow is a non-IFRS measure, which means it should not be interpreted as a measure determined under IFRS Accounting Standards.
Additional information
Net debt
Novartis calculates net debt as current financial debts and derivative financial instruments plus non-current financial debts less cash and cash equivalents and marketable securities, commodities, time deposits and derivative financial instruments.
Net debt is presented as additional information because it sets forth how management monitors net debt or liquidity and management believes it is a useful supplemental indicator of the Company’s ability to pay dividends, to meet financial commitments, and to invest in new strategic opportunities, including strengthening its balance sheet.
See page 59 for additional disclosures related to net debt.

CORE RESULTS – Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results – Total Company
(USD millions unless indicated otherwise)	Q4 2023	Q4 2022	FY 2023	FY 2022

IFRS Accounting Standards operating income from continuing operations	2 582	1 755	9 769	7 946

Amortization of intangible assets	834	910	3 730	3 585

Impairments

Intangible assets	380	438	3 044	1 293

Property, plant and equipment related to the company-wide rationalization of manufacturing sites	2	-23	5	286

Other property, plant and equipment	6	84	39	85

Total impairment charges	388	499	3 088	1 664

Acquisition or divestment of businesses and related items

- Income	-110	-1	-174	-4

- Expense	126	1	149	8

Total acquisition or divestment of businesses and related items, net	16		-25	4

Other items

Divestment gains	-3	-27	-225	-166

Financial assets - fair value adjustments	36	-28	105	260

Restructuring and related items

- Income	-75	-5	-229	-34

- Expense	229	668	1 180	1 856

Legal-related items

- Income	-124		-608	-51

- Expense	35	244	66	364

Additional income	-163	-401	-602	-698

Additional expense	66	30	123	64

Total other items	1	481	-190	1 595

Total adjustments	1 239	1 890	6 603	6 848

Core operating income from continuing operations	3 821	3 645	16 372	14 794

as % of net sales	33.5%	34.5%	36.0%	35.1%

(Loss)/income from associated companies	-6	-3	-13	-11

Interest expense	-217	-207	-855	-800

Other financial income and expense	18	24	222	42

Core adjustments to other financial income and expense	119	26	208	98

Income taxes, adjusted for above items (core income taxes)	-609	-522	-2 488	-2 177

Core net income from continuing operations	3 126	2 963	13 446	11 946

Core net income from discontinued operations [1]		288	889	1 406

Core net income	3 126	3 251	14 335	13 352

Core net income attributable to shareholders of Novartis AG	3 126	3 251	14 331	13 352

Core basic EPS from continuing operations (USD) [2]	1.53	1.39	6.47	5.48

Core basic EPS from discontinued operations (USD) [1,2]		0.13	0.43	0.64

Core basic EPS (USD) [2]	1.53	1.52	6.90	6.12

[1] For details on discontinued operations reconciliation from IFRS Accounting Standards net income to core net income, please refer to page 54.
[2] Core earnings per share (EPS) is calculated by dividing core net income attributable to shareholders of Novartis AG by the weighted average number of shares used in the basic EPS calculation outstanding in a reporting period.

CORE RESULTS – Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results – Total Company
Fourth quarter
(USD millions unless indicated otherwise)	Q4 2023 IFRS Accounting Standards results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	Q4 2023 Core results	Q4 2022 Core results

Gross profit from continuing operations	8 754	790			35	9 579	8 908

Operating income from continuing operations	2 582	834	388	16	1	3 821	3 645

Income before taxes from continuing operations	2 377	834	388	16	120	3 735	3 485

Income taxes [5]	261					-609	-522

Net income from continuing operations	2 638					3 126	2 963

Net income from discontinued operations [6]	5 842						288

Net income	8 480					3 126	3 251

Basic EPS from continuing operations (USD) [7]	1.29					1.53	1.39

Basic EPS from discontinued operations (USD) [6,7]	2.85						0.13

Basic EPS (USD) [7]	4.14					1.53	1.52

The following are adjustments to arrive at core gross profit from continuing operations

Cost of goods sold	-3 022	790			35	-2 197	-1 972

The following are adjustments to arrive at core operating income from continuing operations

Research and development	-2 567	44	381	14	-103	-2 231	-2 094

Other income	450			-110	-267	73	82

Other expense	-611		7	112	336	-156	-111

The following are adjustments to arrive at core income before taxes from continuing operations

Other financial income and expense	18				119	137	50

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets; research and development includes the amortization of acquired rights to technologies

[2] Impairments: research and development include net impairment charges related to intangible assets; other expense includes net impairment charges related to property, plant and equipment
[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: research and development inculde restructuring and integration cost charges; other income and other expense include transitional service-fee income and expenses related to the Sandoz distribution and integration costs charges

[4] Other items: cost of goods sold, selling, general and administration, research and development, other income and other expense include restructuring income and charges related to the initiative to implement a new streamlined organizational model, the Group-wide rationalization of manufacturing sites and other net restructuring charges and related items; research and development and cost of goods sold also include contingent consideration adjustments; other income and other expense include fair value adjustments, divestment gains and losses on financial assets, legal related items, curtailment gains and adjustments to environmental provisions; other expenses also includes a fair value adjustment on a contingent receivable and other costs and items; other financial income and expense includes the impact of IAS 29 "Financial reporting in Hyperinflation Economies" for subsidiaries operating in hyperinflation economies and foreign exchange losses

[5] Taxes on the adjustments between IFRS Accounting Standards and core results, for each item included in the adjustment, take into account the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 1.4 billion to arrive at the core results before tax amounts to USD 870 million and the average tax rate on the adjustments was 64.1%.

[6] For details on discontinued operations reconciliation from IFRS Accounting Standards net income to core net income refer to page 54.
[7] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results – Total Company
Full year
(USD millions unless indicated otherwise)	FY 2023 IFRS Accounting Standards results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	FY 2023 Core results	FY 2022 Core results

Gross profit from continuing operations	34 188	3 319	310		142	37 959	35 591

Operating income from continuing operations	9 769	3 730	3 088	-25	-190	16 372	14 794

Income before taxes from continuing operations	9 123	3 730	3 088	-25	18	15 934	14 123

Income taxes [5]	-551					-2 488	-2 177

Net income from continuing operations	8 572					13 446	11 946

Net income from discontinued operations [6]	6 282					889	1 406

Net income	14 854					14 335	13 352

Basic EPS from continuing operations (USD) [7]	4.13					6.47	5.48

Basic EPS from discontinued operations (USD) [7]	3.02					0.43	0.64

Basic EPS (USD) [7]	7.15					6.90	6.12

The following are adjustments to arrive at core gross profit from continuing operations

Cost of goods sold	-12 472	3 319	310		142	-8 701	-7 784

The following are adjustments to arrive at core operating income from continuing operations

Selling, general and administration	-12 517				28	-12 489	-12 143

Research and development	-11 371	411	2 737	32	-409	-8 600	-8 267

Other income	1 772		-10	-174	-1 196	392	291

Other expense	-2 303		51	117	1 245	-890	-678

The following are adjustments to arrive at core income before taxes from continuing operations

Other financial income and expense	222				208	430	140

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets; research and development includes the amortization of acquired rights to technologies

[2] Impairments: cost of goods sold, research and development, other income and other expense include net impairment charges related to intangible assets; other income and other expense includes also net impairment charges related to property, plant and equipment

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: research and development include restructuring and integration cost charges; other income includes a favorable stamp duties tax settlement related to a prior periods acquisition; other income and other expense include also transitional service-fee income and expenses related to the Sandoz distribution, restructuring and integration costs charges and reversals

[4] Other items: cost of goods sold, selling, general and administration, research and development, other income and other expense include restructuring income and charges related to the initiative to implement a new streamlined organizational model, the company-wide rationalization of manufacturing sites and other net restructuring charges and related items; cost of goods sold and research and development also include contingent consideration adjustments; cost of goods sold and selling, general and administration includes also adjustments to provisions; research and development also include a write-off of prepaid expenses for a terminated development project; other income and other expense include fair value adjustments, divestment gains, losses and gains on financial assets, legal related items, adjustments to environmental provisions; other income includes also gains from the divestment of products and curtailment gains; other expenses also includes a fair value adjustment on a contingent receivable and other costs and items; other financial income and expense includes the impact of IAS 29 "Financial reporting in Hyperinflation Economies" for subsidiaries operating in hyperinflation economies and foreign exchange losses

[5] Taxes on the adjustments between IFRS Accounting Standards and core results, for each item included in the adjustment, take into account the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 6.8 billion to arrive at the core results before tax amounts to USD 1.9 billion and the average tax rate on the adjustments was 28.4%.

[6] For details on discontinued operations reconciliation from IFRS Accounting Standards net ncome to core net income refer to page 55.
[7] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results – Discontinued operations
Fourth quarter
(USD millions unless indicated otherwise)	Q4 2023 IFRS Accounting Standards results	Amortization of intangible assets	Impairments	Acquisition or divestment of businesses and related items	Other items	Q4 2023 Core results	Q4 2022 Core results

Gross profit from discontinued operations							1 178

Operating income from discontinued operations							385

Income before taxes from discontinued operations							377

Income taxes [1]	-18						-89

Net income from discontinued operations before gain on distribution of Sandoz Group AG to Novartis AG shareholders	-18						288

Gain on distribution of Sandoz Group AG to Novartis AG shareholders	5 860			-5 860

Net income from discontinued operations	5 842						288

Basic EPS from discontinued operations (USD) [2]	2.85						0.13

[1] Taxes on the adjustments between IFRS and core results, for each item included in the adjustment, take into account the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect.

[2] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results – Discontinued operations
Full year
(USD millions unless indicated otherwise)	FY 2023 IFRS Accounting Standards results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items	Other items [3]	FY 2023 Core results	FY 2022 Core results

Gross profit from discontinued operations	3 403	165	34		57	3 659	4 801

Operating income from discontinued operations	265	165	43		712	1 185	1 871

Income before taxes from discontinued operations	214	165	43		718	1 140	1 837

Income taxes [4]	208					-251	-431

Net income from discontinued operations before gain on distribution of Sandoz Group AG to Novartis AG shareholders	422					889	1 406

Gain on distribution of Sandoz Group AG to Novartis AG shareholders	5 860			-5 860

Net income from discontinued operations	6 282					889	1 406

Basic EPS from discontinued operations (USD) [5]	3.02					0.43	0.64

The following are adjustments to arrive at core gross profit from discontinued operations

Cost of goods sold	-4 044	165	34		57	-3 788	-4 599

The following are adjustments to arrive at core operating income from discontinued operations

Selling, general and administration	-1 728				25	-1 703	-2 047

Research and development	-671		10			-661	-821

Other income	56		-1		-24	31	93

Other expense	-795				654	-141	-155

The following are adjustments to arrive at core income before taxes from discontinued operations

Other financial income and expense	-20				6	-14	1

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets
[2] Impairments: cost of goods sold and research and development include impairment charges related to intangible assets; other income includes a reversal of impairment charges related to property, plant and equipment

[3] Other items: cost of goods sold, selling, general and administration, other income and other expense include charges related to the Sandoz distribution, the company-wide rationalization of manufacturing sites and other net restructuring charges and related items; cost of goods sold and selling, general and administration also include adjustments to provisions; other expense includes legal-related items; other financial income and expense includes the impact of IAS 29 "Financial reporting in Hyperinflation Economies" for subsidiaries operating in hyperinflation economies

[4] Taxes on the adjustments between IFRS Accounting Standards and core results, for each item included in the adjustment, take into account the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 926 million to arrive at the core results before tax amounts to USD 459 million and the average tax rate on the adjustments was 49.5%.

[5] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Free cash flow
The following table is a reconciliation of the three major categories of the IFRS Accounting Standards consolidated statements of cash flows to the non-IFRS measure free cash flow:
Fourth quarter
	Q4 2023			Q4 2022

(USD millions)	IFRS Accounting Standards cash flow	Adjustments	Free cash flow	IFRS Accounting Standards cash flow	Adjustments [1]	Revised Free cash flow [1]

Net cash flows from operating activities from continuing operations	2 547		2 547	3 768		3 768

Net cash flows from operating activities from discontinued operations				343		343

Total net cash flows from operating activities	2 547		2 547	4 111		4 111

Net cash flows used in investing activities from continuing operations	-1 022	616	-406	-1 319	1 013	-306

Net cash flows used in investing activities from discontinued operations	-738	738	0	-148	56	-92

Total net cash flows used in investing activities [2]	-1 760	1 354	-406	-1 467	1 069	-398

Net cash flows used in financing activities from continuing operations	-496	496	0	-4 099	4 099	0

Net cash flows from financing activities (used in)/from discontinued operations	-111	111	0	105	-105	0

Total net cash flows used in financing activities [3]	-607	607	0	-3 994	3 994	0

Non-IFRS measure free cash flow from continuing operations [1]			2 141			3 462

Non-IFRS measure free cash flow from discontinued operations [1]						251

Total non-IFRS measure free cash flow [1]			2 141			3 713

[1] To aid in comparability, the prior year adjustments and free cash flow amounts have been revised to conform with the new free cash flow definition that was effective as of January 1, 2023.
[2] With the exception of purchases of property, plant and equipment, all net cash flows from investing activities from continuing operations and from discontinued operations are excluded from the free cash flow.

[3] Net cash flows (used in)/from financing activities from continuing operations and from discontinued operations are excluded from the free cash flow.

Free cash flow
Full year
	FY 2023			FY 2022

(USD millions)	IFRS Accounting Standards cash flow	Adjustments	Free cash flow	IFRS Accounting Standards cash flow	Adjustments [1]	Revised Free cash flow [1]

Net cash flows from operating activities from continuing operations	14 220		14 220	13 039		13 039

Net cash flows from operating activities from discontinued operations	238		238	1 197		1 197

Total net cash flows from operating activities	14 458		14 458	14 236		14 236

Net cash flows from/(used in) investing activities from continuing operations	6 719	-7 779	-1 060	1 904	-2 820	-916

Net cash flows used in investing activities from discontinued operations	-1 123	904	-219	-436	154	-282

Total net cash flows from/(used in) investing activities [2]	5 596	-6 875	-1 279	1 468	-2 666	-1 198

Net cash flows used in financing activities from continuing operations	-17 564	17 564	0	-20 681	20 681	0

Net cash flows from financing activities from discontinued operations	3 286	-3 286	0	119	-119	0

Total net cash flows used in financing activities [3]	-14 278	14 278	0	-20 562	20 562	0

Non-IFRS measure free cash flow from continuing operations [1]			13 160			12 123

Non-IFRS measure free cash flow from discontinued operations [1]			19			915

Total non-IFRS measure free cash flow [1]			13 179			13 038

[1] To aid in comparability, the prior year adjustments and free cash flow amounts have been revised to conform with the new free cash flow definition that was effective as of January 1, 2023.
[2] With the exception of purchases of property, plant and equipment, all net cash flows from/(used in) investing activities from continuing operations and from discontinued operations are excluded from the free cash flow.

[3] Net cash flows (used in)/from financing activities from continuing operations and from discontinued operations are excluded from the free cash flow.

The following table is a summary of the non-IFRS measure free cash flow:
Fourth quarter
(USD millions)	Q4 2023	Q4 2022

Operating income from continuing operations	2 582	1 755

Adjustments for non-cash items
Depreciation, amortization and impairments	1 625	1 794

Change in provisions and other non-current liabilities	-171	483

Other	393	39

Operating income adjusted for non-cash items from continuing operations	4 429	4 071

Interest received and change in other financial receipts	189	115

Interest paid and change in other financial payments	-241	-217

Income taxes paid	-1 093	-334

Payments out of provisions and other net cash movements in non-current liabilities	-353	-323

Change in inventories and trade receivables less trade payables	357	526

Change in other net current assets and other operating cash flow items	-741	-70

Net cash flows from operating activities from continuing operations	2 547	3 768

Purchases of property, plant and equipment	-406	-306

Non-IFRS measure free cash flow from continuing operations [1]	2 141	3 462

Non-IFRS measure free cash flow from discontinued operations [1,2]		251

Total non-IFRS measure free cash flow [1]	2 141	3 713

[1] To aid in comparability, the prior year free cash flow amounts have been revised to conform with the new free cash flow definition that was effective as of January 1, 2023
[2] In the fourth quarter of 2022 the free cash flow from discontinued operations was a cash inflow of USD 251 million consisting of USD 343 million net cash inflows from operating activities from discontinued operations, less purchases of property, plant and equipment by discontinued operations of USD 92 million.

Full year
(USD millions)	FY 2023	FY 2022

Operating income from continuing operations	9 769	7 946

Adjustments for non-cash items
Depreciation, amortization and impairments	8 383	6 965

Change in provisions and other non-current liabilities	61	1 318

Other	728	451

Operating income adjusted for non-cash items from continuing operations	18 941	16 680

Dividends received from associated companies and others	2	1

Interest received and other financial receipts	735	323

Interest paid and other financial payments	-768	-693

Income taxes paid	-2 787	-1 702

Payments out of provisions and other net cash movements in non-current liabilities	-1 534	-774

Change in inventories and trade receivables less trade payables	-1 571	-1 138

Change in other net current assets and other operating cash flow items	1 202	342

Net cash flows from operating activities from continuing operations	14 220	13 039

Purchases of property, plant and equipment	-1 060	-916

Non-IFRS measure free cash flow from continuing operations [1]	13 160	12 123

Non-IFRS measure free cash flow from discontinued operations [1,2]	19	915

Total non-IFRS measure free cash flow [1]	13 179	13 038

[1] To aid in comparability, the prior year free cash flow amounts have been revised to conform with the new free cash flow definition that was effective as of January 1, 2023
[2] In 2023, the free cash flow from discontinued operations was a cash inflow of USD 19 million (2022: USD 915 million) consisting of USD 238 million (2022: USD 1 197 million) net cash inflows from operating activities from discontinued operations, less purchases of property, plant and equipment by discontinued operations of USD 219 million (2022: USD 282 million).

Additional information
Net debt
Condensed consolidated changes in net debt
Fourth quarter
(USD millions)	Q4 2023	Q4 2022

Net change in cash and cash equivalents	988	-1 209

Change in marketable securities, commodities, time deposits, financial debts and derivatives financial instruments	-340	1 648

Change in net debt	648	439

Net debt at October 1	-10 831	-7 684

Net debt at December 31	-10 183	-7 245

Full year
(USD millions)	FY 2023	FY 2022

Net change in cash and cash equivalents	5 876	-4 890

Change in marketable securities, commodities, time deposits, financial debts and derivatives financial instruments	-8 814	-1 487

Change in net debt	-2 938	-6 377

Net debt at January 1	-7 245	-868

Net debt at December 31	-10 183	-7 245

Components of net debt
(USD millions)	Dec 31, 2023	Dec 31, 2022

Non-current financial debts	-18 436	-20 244

Current financial debts and derivative financial instruments	-6 175	-5 931

Total financial debts	-24 611	-26 175

Less liquidity

Cash and cash equivalents	13 393	7 517

Marketable securities, commodities, time deposits and derivative financial instruments	1 035	11 413

Total liquidity	14 428	18 930

Net debt at end of period	-10 183	-7 245

Share information
	Dec 31, 2023	Dec 31, 2022

Number of shares outstanding	2 044 033 986	2 119 609 057

Registered share price (CHF)	84.87	83.59

ADR price (USD)	100.97	90.72

Market capitalization (USD billions) [1]	206.3	191.5

Market capitalization (CHF billions) [1]	173.5	177.2

[1] Market capitalization is calculated based on the number of shares outstanding (excluding treasury shares). Market capitalization in USD is based on the market capitalization in CHF converted at the quarter end CHF/USD exchange rate.

Effects of currency fluctuations
Principal currency translation rates
(USD per unit)	Average rates Q4 2023	Average rates Q4 2022	Average rates FY 2023	Average rates FY 2022	Period-end rates Dec 31, 2023	Period-end rates Dec 31, 2022

1 CHF	1.127	1.038	1.113	1.048	1.189	1.081

1 CNY	0.138	0.141	0.141	0.149	0.141	0.144

1 EUR	1.076	1.020	1.082	1.054	1.107	1.065

1 GBP	1.241	1.173	1.243	1.237	1.275	1.207

100 JPY	0.676	0.708	0.713	0.766	0.707	0.757

100 RUB	1.079	1.589	1.185	1.481	1.111	1.380

Currency impact on key figures
The following table provides a summary of the currency impact on key Company figures due to their conversion into US dollars, the Company’s reporting currency, of the financial data from entities reporting in non-US dollars. Constant currency (cc) calculations apply the exchange rates of the prior year period to the current period financial data for entities reporting in non-US dollars.
Fourth quarter
	Change in USD % Q4 2023	Change in constant currencies % Q4 2023	Percentage point currency impact Q4 2023

Net sales from continuing operations	8	10	-2

Operating income from continuing operations	47	68	-21

Net income from continuing operations	101	130	-29

Basic earnings per share (USD) from continuing operations	108	140	-32

Core operating income from continuing operations	5	13	-8

Core net income from continuing operations	6	11	-5

Core basic earnings per share (USD) from continuing operations	10	16	-6

Full year
	Change in USD % FY 2023	Change in constant currencies % FY 2023	Percentage point currency impact FY 2023

Net sales from continuing operations	8	10	-2

Operating income from continuing operations	23	39	-16

Net income from continuing operations	42	62	-20

Basic earnings per share (USD) from continuing operations	49	70	-21

Core operating income from continuing operations	11	18	-7

Core net income from continuing operations	13	19	-6

Core basic earnings per share (USD) from continuing operations	18	25	-7

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “may,” “continue,” “ongoing,” “grow,” “launch,” “expect,” “deliver,” “transformation,” “focus,” “address,” “accelerate,” “remain,” “scaling,” “guidance,” “outlook,” “long-term,” “driven,” “priority,” “potential,” “can,” “will,” “propose,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding results of ongoing clinical trials; or regarding ongoing or future share repurchases; or regarding potential future, pending or announced transactions; regarding potential future sales or earnings; or by discussions of strategy, plans, expectations or intentions, including discussions regarding our continued investment into new R&D capabilities and manufacturing; or regarding our capital structure; or regarding the consequences of the spin-off of Sandoz and our transformation into a “pure-play” innovative medicines company. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. In particular, our expectations could be affected by, among other things: uncertainties regarding the success of key products, commercial priorities and strategy; uncertainties in the research and development of new products, including clinical trial results and additional analysis of existing clinical data; uncertainties regarding the use of new and disruptive technologies, including artificial intelligence; global trends toward healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding our ability to realize the strategic benefits, operational efficiencies or opportunities expected from our external business opportunities; our ability to realize the intended benefits of our separation of Sandoz into a new publicly traded standalone company; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; uncertainties in the development or adoption of potentially transformational digital technologies and business models; uncertainties surrounding the implementation of our new IT projects and systems; uncertainties regarding potential significant breaches of information security or disruptions of our information technology systems; uncertainties regarding actual or potential legal proceedings, including regulatory actions or delays or government regulation related to the products and pipeline products described in this press release; safety, quality, data integrity, or manufacturing issues; our performance on and ability to comply with environmental, social and governance measures and requirements; major political, macroeconomic and business developments, including impact of the war in certain parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.
All product names appearing in italics are trademarks owned by or licensed to Novartis.

About Novartis
Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach more than 250 million people worldwide.
Reimagine medicine with us: Visit us at https://www.novartis.com and connect with us on LinkedIn, Facebook, X/Twitter and Instagram.
Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.
Additional information is provided on our business and pipeline of selected compounds in late stage development. A copy of today's earnings call presentation can be found at https://www.novartis.com/investors/event-calendar.
Important dates
March 5, 2024
Annual General Meeting
April 23, 2024
First quarter 2024 results
May 15-16, 2024
Meet Novartis Management 2024 (Cambridge, MA, USA)
July 18, 2024
Second quarter & Half year 2024 results
October 29, 2024
Third quarter & Nine months 2024 results